Exhibit 99.2

Financial Report for the Three and Six Months Ended June 30, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following is a discussion of our financial condition and results of operations for the three- and six-month periods ended June 30, 2019 and June 30, 2018. References to “GasLog Partners”, “we”, “our”, “us” and “the Partnership” or similar terms refer to GasLog Partners LP and its subsidiaries. You should read this section in conjunction with our unaudited condensed consolidated financial statements and related notes included elsewhere in this report. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our Annual Report on Form 20-F filed with the United States Securities Exchange Commission (the “SEC”) on February 26, 2019. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. See also the discussion in the section entitled “Forward-Looking Statements” below.

Forward-Looking Statements

All statements in this report that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this report, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•                  general liquefied natural gas (“LNG”) shipping market conditions and trends, including spot and multi-year charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operations of LNG carriers;

•                  fluctuations in charter hire rates and vessel values;

•                  our ability to secure new multi-year charters at economically attractive rates;

•                  our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels which are not under multi-year charters, including the risk that certain of our vessels may no longer have the latest technology at such time which may impact the rate at which we can charter such vessels;

•                  changes in our operating expenses, including crew wages, maintenance, dry-docking and insurance costs and bunker prices;

•                  number of off-hire days and dry-docking requirements including our ability to complete scheduled dry-dockings on time and within budget;

•                  planned capital expenditures and availability of capital resources to fund capital expenditures;

•                  fluctuations in prices for crude oil, petroleum products and natural gas;

•                  fluctuations in exchange rates, especially the U.S. dollar and Euro;

•                  our ability to expand our portfolio by acquiring vessels through our drop-down pipeline with GasLog Ltd. (“GasLog”) or by acquiring other assets from third parties;

•                  our ability to leverage GasLog’s relationships and reputation in the shipping industry;

•                  the ability of GasLog to maintain long-term relationships with major energy companies and major LNG producers, marketers and consumers;

•                  GasLog’s relationships with its employees and ship crews, its ability to retain key employees and provide services to us, and the availability of skilled labor, ship crews and management;

•                  changes in the ownership of our charterers;

•                  our customers’ performance of their obligations under our time charters and other contracts;

•                  our future operating performance, financial condition, liquidity and cash available for distributions;

•                  our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, funding by GasLog of the revolving credit facility and our ability to meet our restrictive covenants and other obligations under our credit facilities;

•                  future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending;

•                  risks inherent in ship operation, including the discharge of pollutants;

•                  any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity event;

•                  the expected cost of and our ability to comply with environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities, governmental organizations, classification societies and standards imposed by our charterers applicable to our business;

•                  potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•                  potential liability from future litigation; and

•                  other risks and uncertainties described in the Partnership’s Annual Report on Form 20-F filed with the SEC on February 26, 2019, available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this report, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of distributions are at all times subject to the discretion of our board of directors and will depend on, amongst other things, the risks and uncertainties described above, restrictions in our credit facilities, the provisions of Marshall Islands law and such other factors as our board of directors may deem relevant.

Cash Distribution

On July 24, 2019, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.55 per common unit for the quarter ended June 30, 2019. The cash distribution is payable on August 9, 2019 to all unitholders of record as of August 5, 2019. The aggregate amount of the declared distribution will be $26.7 million based on the number of units issued and outstanding on June 30, 2019.

Recent Developments

On January 29, 2019, the board of directors of GasLog Partners authorized a unit repurchase programme of up to $25.0 million covering the period from January 31, 2019 to December 31, 2021. Under the terms of the repurchase programme, GasLog Partners may repurchase common units from time to time, at its discretion, on the open market or in privately negotiated transactions. During the three months ended June 30, 2019, GasLog Partners repurchased and cancelled 476,351 of the Partnership’s common units at a weighted average price of $20.81 per common unit, for a total amount of $9.9 million, including commissions. Since the authorization of the unit repurchase programme and through July 25, 2019, GasLog Partners has repurchased and cancelled a total of 541,541 units at a weighted average price of $20.85 per common unit for a total amount of $11.3 million, including commissions. As of July 25, 2019, the unutilized portion of the unit repurchase programme was $13.7 million.

On April 1, 2019, in connection with the acquisition of GAS-twelve Ltd., the entity that owns the GasLog Glasgow, the Partnership paid to GasLog $93.6 million, representing the $214.0 million aggregate purchase price less the $134.1 million of outstanding indebtedness of the acquired entity assumed by GasLog Partners, plus an adjustment of $13.7 million in order to maintain the agreed working capital position in the acquired entity of $1.0 million.

On June 14, 2019, GasLog Partners entered into a three-and-a-half-year time charter agreement for the GasLog Shanghai, a 155,000 cubic meter (“cbm”) tri-fuel diesel electric (“TFDE”) LNG carrier built in 2013, with a subsidiary of Gunvor Group Ltd. (“Gunvor”). The charter commenced on June 24, 2019 and has a variable rate of hire within an agreed range during the charter period. On June 23, 2019, the GasLog Shanghai exited the Cool Pool, an LNG carrier pooling arrangement operated by GasLog and Golar LNG Ltd. (“Golar”) (the “Cool Pool”) following a termination agreement dated June 6, 2019 which GasLog and GasLog Partners entered into with the Cool Pool and Golar in order to assume commercial control of GasLog’s and GasLog Partners’ vessels operating in the spot market.

On June 24, 2019, GasLog and GasLog Partners entered into an agreement, effective as of June 30, 2019, to modify the Partnership Agreement, thereby eliminating GasLog’s incentive distribution rights (“IDRs”). In exchange for the IDRs, GasLog received 2,532,911 common units and 2,490,000 Class B units (of which 415,000 are Class B-1 units, 415,000 are Class B-2 units, 415,000 are Class B-3 units, 415,000 are Class B-4 units, 415,000 are Class B-5 units and 415,000 are Class B-6 units), issued on June 30, 2019. The Class B units have all of the rights and obligations attached to the common units, except for voting rights and participation in earnings and distributions until such time as GasLog exercises its right to convert the Class B units to common units. The Class B units will become eligible for conversion on a one-to-one basis into common units at GasLog’s option on July 1, 2020, July 1, 2021, July 1, 2022, July 1, 2023, July 1, 2024 and July 1, 2025 for the Class B-1 units, Class B-2 units, Class B-3 units, Class B-4 units, Class B-5 units and Class B-6 units, respectively. Following the IDR elimination, the Partnership’s profit allocation is based on the revised distribution policy for available cash stated in the Partnership Agreement as amended, effective June 30, 2019 and under which 98.0% of the available cash is distributed to the common unitholders and 2.0% is distributed to the general partner.

As of June 30, 2019, GasLog held a 35.0% ownership interest in the Partnership (including 2.0% through general partner units) and a 31.7% voting and economic interest in the Partnership. As a result of its 100% ownership of the general partner, and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies.

Overview

We are a growth-oriented limited partnership focused on owning, operating and acquiring LNG carriers engaged in LNG transportation.

As of June 30, 2019, our fleet consisted of 15 LNG carriers, including 10 vessels with TFDE propulsion and five modern steam turbine propulsion (“Steam”) vessels. We also have options and other rights under which we may acquire additional LNG carriers from GasLog, as described below. We believe that such options and rights provide us with significant built-in growth opportunities. We may also acquire vessels or other LNG infrastructure assets from shipyards or other owners.

We operate our vessels mainly under multi-year charters with fixed-fee contracts that generate predictable cash flows during the life of these charters. One of our vessels currently operates under a three-and-a-half-year time charter with a market-linked daily hire rate determined on a per voyage basis. We intend to grow our portfolio through further acquisitions of LNG carriers or other LNG infrastructure assets from GasLog and/ or third parties. However, we cannot assure you that we will make any particular acquisition or that, as a consequence, we will successfully grow our distributions per common unit. Among other things, our ability to acquire additional LNG carriers or other LNG infrastructure assets will be dependent upon our ability to raise additional equity and debt financing.

Our Fleet

Owned Fleet

Our fleet currently consists of the following vessels:

LNG Carrier		Year Built	Cargo Capacity (cbm)	Charterer	Propulsion	Charter Expiration	Optional Period
1	Methane Jane Elizabeth	2006	145,000	Shell	Steam	October 2019 (1)	—
2	Methane Alison Victoria	2007	145,000	Shell	Steam	December 2019 (1)	—
	Methane Jane Elizabeth or Methane Alison Victoria (2)	2006/2007	145,000	Trafigura (1)	Steam	November or December 2020	2021–2024 (2)
3	Methane Rita Andrea	2006	145,000	Shell	Steam	April 2020	—
4	Methane Shirley Elisabeth	2007	145,000	Shell	Steam	June 2020	—
5	GasLog Sydney	2013	155,000	Cheniere Energy Inc. (“Cheniere”)	TFDE	June 2020	2020-2021 (3)
6	Methane Heather Sally	2007	145,000	Shell	Steam	December 2020	—
7	GasLog Seattle	2013	155,000	Shell	TFDE	June 2021	—
8	Solaris	2014	155,000	Shell	TFDE	June 2021	—
9	GasLog Santiago	2013	155,000	Trafigura	TFDE	December 2021	2022-2028 (4)
10	GasLog Shanghai	2013	155,000	Gunvor (5)	TFDE	November 2022	—
11	GasLog Geneva	2016	174,000	Shell	TFDE	September 2023	2028–2031 (6)
12	GasLog Gibraltar	2016	174,000	Shell	TFDE	October 2023	2028–2031 (6)
13	Methane Becki Anne	2010	170,000	Shell	TFDE	March 2024	2027-2029 (7)
14	GasLog Greece	2016	174,000	Shell	TFDE	March 2026	2031 (8)
15	GasLog Glasgow (9)	2016	174,000	Shell	TFDE	June 2026	2031 (8)

(1)                GasLog Partners has secured a one-year charter with Trafigura Maritime Logistics PTE Ltd. (“Trafigura”) for either the Methane Jane Elizabeth or the Methane Alison Victoria (as nominated by the Partnership) commencing in either November or December 2019 at the Partnership’s option. The charter rate for this one-year charter is lower than the current charter rates of either the Methane Jane Elizabeth or the Methane Alison Victoria.

(2)                Charterer may extend the term of this time charter for a period ranging from one to four years, provided that the charterer gives us advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(3)                Charterer may extend the term of this time charter for a period ranging from six to twelve months, provided that the charterer gives us advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(4)                Charterer may extend the term of this time charter for a period ranging from one to seven years, provided that the charterer gives us advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(5)                The vessel is chartered to Clearlake Shipping Pte. Ltd., a subsidiary of Gunvor.

(6)                Charterer may extend the term of the time charters by two additional periods of five and three years, respectively, provided that the charterer gives us advance notice of declaration. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(7)                Charterer may extend the term of the related charter for one extension period of three or five years, provided that the charterer gives us advance notice of its exercise of any extension option. The period shown reflects the expiration of the minimum optional period and the maximum optional period.

(8)                Charterer may extend the term of these time charters for a period of five years, provided that the charterer gives us advance notice of declaration.

(9)                On April 1, 2019, GasLog Partners acquired from GasLog 100% of the shares in the entity that owns and charters the GasLog Glasgow.

Charter Expirations

The Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Rita Andrea, the Methane Shirley Elisabeth, the GasLog Sydney and the Methane Heather Sally are due to come off charter in October 2019, December 2019, April 2020, June 2020, June 2020 and December 2020, respectively, each plus or minus 30 days. GasLog Partners has secured a one-year charter for either the Methane Jane Elizabeth or the Methane Alison Victoria (as nominated by the Partnership), commencing in either November or December 2019 at the Partnership’s option. The charter rate for this one-year charter is lower than the current charter rates of either the Methane Jane Elizabeth or the Methane Alison Victoria. GasLog Partners continues to pursue opportunities for new multi-year charters with third parties and, on an interim basis, may consider trading the vessels in the spot market, pursuing the most advantageous redeployment depending on evolving market conditions.

Additional Vessels

Existing Vessel Interests Purchase Options

We currently have the option to purchase from GasLog: (i) the GasLog Houston and (ii) the GasLog Gladstone, each within 30 days after GasLog notifies us that the vessel has commenced its multi-year charter with Shell. In each case, our option to purchase is at fair market value as determined pursuant to the omnibus agreement.

LNG Carrier		Year Built	Cargo Capacity (cbm)	Charterer	Propulsion(1)	Charter Expiration(2)
1	GasLog Houston	2018	174,000	Shell	X-DF	May 2028

2	GasLog Gladstone	2019	174,000	Shell	X-DF	January 2029

(1)      Reference to “X-DF” refers to low pressure dual-fuel two-stroke engine propulsion manufactured by Winterthur Gas & Diesel.

(2)      Indicates the expiration of the initial fixed term.

Five-Year Vessel Business Opportunities

GasLog has agreed, and has caused its controlled affiliates (other than us, our general partner and our subsidiaries) to agree, not to acquire, own, operate or charter any LNG carrier with a cargo capacity greater than 75,000 cbm engaged in oceangoing LNG transportation under a charter for five full years or more without, within 30 calendar days after the consummation of the acquisition or the commencement of the operations or charter of such a vessel, notifying us and offering us the opportunity to purchase such vessel at fair market value. We refer to these vessels, together with any related charters as “Five-Year Vessels”. The eight newbuildings listed below will each qualify as a Five-Year Vessel upon commencement of their respective charters and GasLog will be required to offer to us an opportunity to purchase each vessel at fair market value within 30 days of the commencement of its charter. Generally, we must exercise this right of first offer within 30 days following the notice from GasLog that the vessel has been acquired or has become a Five-Year Vessel.

LNG Carrier		Year Built(1)	Cargo Capacity (cbm)	Charterer	Propulsion	Estimated Charter Expiration(2)
1	GasLog Warsaw	Q3 2019	180,000	Endesa (3)	X-DF	2029
2	Hull No. 2213	Q2 2020	180,000	Centrica (4)	X-DF	2027
3	Hull No. 2274	Q2 2020	180,000	JERA (5)	X-DF	2032
4	Hull No. 2262	Q3 2020	180,000	Centrica (4)	X-DF	2027
5	Hull No. 2300	Q4 2020	174,000	Cheniere	X-DF	2027
6	Hull No. 2301	Q4 2020	174,000	Cheniere	X-DF	2027
7	Hull No. 2311	Q2 2021	180,000	Cheniere	X-DF	2028
8	Hull No. 2312	Q3 2021	180,000	Cheniere	X-DF	2028

(1)      Expected delivery quarters are presented.

(2)      Charter expiration to be determined based upon actual date of delivery.

(3)      The vessel is chartered to a wholly owned subsidiary of Endesa, S.A. (“Endesa”). The charter will commence in May 2021.

(4)      The vessel is chartered to Pioneer Shipping Limited, a wholly owned subsidiary of Centrica plc (“Centrica”).

(5)      The vessel is chartered to LNG Marine Transport Limited, the principal LNG shipping entity of Japan’s JERA Co., Inc (“JERA”).

Results of Operations

Our results set forth below are derived from the unaudited condensed consolidated financial statements of the Partnership. The transfers of the GasLog Gibraltar, the Methane Becki Anne and the GasLog Glasgow from GasLog to the Partnership on April 26, 2018, November 14, 2018 and April 1, 2019, respectively, were accounted for as reorganizations of entities under common control under the International Financial Reporting Standards (“IFRS”). The unaudited condensed consolidated financial statements include the accounts of the Partnership and its subsidiaries assuming that they are consolidated from the dates of their incorporation by GasLog as they were under the common control of GasLog.

The Partnership’s historical results were retroactively restated to reflect the historical results of these acquired entities during the periods they were owned by GasLog.

Three-month period ended June 30, 2018 compared to the three-month period ended June 30, 2019

(in thousands of U.S. dollars)	IFRS Reported Common Control Results
	June 30, 2018	June 30, 2019	Change
Revenues	92,085	91,805	(280)
Net pool allocation	(357)	1,024	1,381
Voyage expenses and commissions	(1,725)	(2,037)	(312)
Vessel operating costs	(18,208)	(18,548)	(340)
Depreciation	(21,758)	(22,137)	(379)
General and administrative expenses	(4,894)	(4,741)	153
Profit from operations	45,143	45,366	223
Financial costs	(17,721)	(18,484)	(763)
Financial income	592	527	(65)
Gain/(loss) on derivatives	1,588	(8,266)	(9,854)
Profit for the period	29,602	19,143	(10,459)

Profit attributable to Partnership’s operations	22,901	19,143	(3,758)

For the three-month period ended June 30, 2018, we had an average of 15 vessels operating in our owned fleet having 1,280 operating days, while during the three-month period ended June 30, 2019, we had an average of 15 vessels operating in our owned fleet having 1,340 operating days.

Revenues: Revenues decreased by $0.3 million, or 0.3%, from $92.1 million for the three-month period ended June 30, 2018 to $91.8 million for the same period in 2019. The decrease in revenues is mainly attributable to the expirations of the initial time charters of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney in May, June and September 2018, respectively. Following the expirations of their initial charters, the GasLog Shanghai traded in the spot market through the Cool Pool until June 2019 and was subsequently re-chartered to Gunvor, the GasLog Santiago began a new, multi-year charter with Trafigura in August 2018 and the GasLog Sydney began a new, 18-month charter with Cheniere in December 2018. This decrease was almost entirely offset by the decreased off-hire days due to scheduled dry-dockings. As a result, the average daily hire rate decreased from $71,941 for the three-month period ended June 30, 2018 to $68,511 for the three-month period ended June 30, 2019.

Net Pool Allocation:  Net pool allocation was $(0.4) million in the three months ended June 30, 2018 and $1.0 million in the three months ended June 30, 2019. The $1.0 million of net pool allocation in the three months ended June 30, 2019 represents the adjustment of the net results generated by the GasLog Shanghai in accordance with the pool distribution formula before exiting the Cool Pool on June 23, 2019. In the three months ended June 30, 2019, GasLog Partners recognized gross revenues and gross voyage expenses and commissions of $1.3 million and $0.6 million, respectively, from the operation of the GasLog Shanghai, which entered the Cool Pool in May 2018 (June 30, 2018: $1.5 million and $0.1 million, respectively). GasLog Partners’ total net pool performance is presented below:

(in thousands of U.S. dollars)	For the three months ended
	June 30, 2018	June 30, 2019
Pool gross revenues (included in Revenues)	1,516	1,296
Pool gross voyage expenses and commissions (included in Voyage expenses and commissions)	(78)	(382)
GasLog Partners’ adjustment for net pool allocation (Net pool allocation)	(357)	1,024
GasLog Partners’ total net pool performance	1,081	1,938

Voyage Expenses and Commissions:  Voyage expenses and commissions increased by $0.3 million, or 17.6%, from $1.7 million in the three months ended June 30, 2018 to $2.0 million in the three months ended June 30, 2019. The increase in voyage expenses and commissions is mainly attributable to an increase in bunker consumption costs from the operation of the GasLog Shanghai in the spot market through the Cool Pool.

Vessel Operating Costs: Vessel operating costs increased marginally by $0.3 million, or 1.6%, from $18.2 million for the three-month period ended June 30, 2018 to $18.5 million for the same period in 2019. The increase is attributable to an increase in technical maintenance expenses of $1.1 million, partially offset by a decrease of $0.3 million in crew wages, mainly due to the favorable movement of the EUR/USD exchange rate, which decreased by an average of 4.0% in the three months ended June 30, 2019 as compared to the same period in 2018 and a decrease of $0.5 million in other operating expenses, mainly due to decreased vessel taxes. Daily operating costs per vessel also increased marginally from $14,292 per day for the three-month period ended June 30, 2018 to $14,559 per day for the three-month period ended June 30, 2019.

General and Administrative Expenses: General and administrative expenses decreased by $0.2 million, or 4.1%, from $4.9 million for the three-month period ended June 30, 2018 to $4.7 million for the same period in 2019. The decrease in general and administrative expenses is mainly attributable to a decrease of $0.3 million in the administrative services fees payable to GasLog in 2019.

Financial Costs: Financial costs increased by $0.8 million, or 4.5%, from $17.7 million for the three-month period ended June 30, 2018 to $18.5 million for the same period in 2019. The increase in financial costs is mainly attributable to an increase of $1.1 million in interest expense on loans, primarily due to the higher LIBOR rates in the second quarter of 2019 as compared to the same period in 2018, partially offset by a decrease of $0.2 million in amortization and write-off of deferred loan issuance costs. During the three-month period ended June 30, 2018, we had an average of $1,450.2 million of outstanding indebtedness with a weighted average interest rate of 4.3%, compared to an average of $1,424.3 million of outstanding indebtedness with a weighted average interest rate of 4.7% during the three-month period ended June 30, 2019.

Gain/(loss) on Derivatives: Gain/(loss) on derivatives decreased by $9.9 million, from a gain of $1.6 million for the three-month period ended June 30, 2018 to a loss of $8.3 million for the same period in 2019. The decrease is attributable to a $9.7 million decrease in unrealized gain from the mark-to-market valuation of the derivatives which were carried at fair value through profit or loss, which reflected a gain of $1.0 million in the three months ended June 30, 2018 as compared to a loss of $8.7 million in the three months ended June 30, 2019, and an increase of $0.2 million in realized loss on derivatives held for trading.

Profit for the Period: Profit for the period decreased by $10.5 million, or 35.5%, from $29.6 million for the three-month period ended June 30, 2018 to $19.1 million for the same period in 2019, as a result of the aforementioned factors.

Profit Attributable to the Partnership: Profit attributable to the Partnership decreased by $3.8 million, or 16.6%, from $22.9 million for the three-month period ended June 30, 2018 to $19.1 million for the three-month period ended June 30, 2019. The decrease was mainly driven by a $9.9 million decrease in gain from the mark-to-market valuation of the derivatives attributable to the Partnership which were carried at fair value through profit or loss, partially offset by the profits of the GasLog Gibraltar, the Methane Becki Anne and the GasLog Glasgow, acquired by the Partnership on April 26, 2018, November 14, 2018 and April 1, 2019, respectively.

Specifically, the profit attributable to the Partnership was mainly affected by (a) an increase in revenues of $17.2 million contributed by the GasLog Gibraltar, the Methane Becki Anne and the GasLog Glasgow after their drop-downs to the Partnership, (b) an increase in operating expenses attributable to the Partnership of $3.4 million, mainly attributable to the operating expenses of the acquired vessels, and (c) an increase in depreciation expense attributable to the Partnership of $4.2 million, resulting primarily from the acquisition of the aforementioned vessels.

In addition, the profit attributable to the Partnership was further affected by (a) an increase in financial costs attributable to the Partnership of $3.9 million, mainly due to increased interest expense with respect to the aggregate outstanding debt of the GasLog Gibraltar, the Methane Becki Anne and the GasLog Glasgow after their respective drop-downs to the Partnership, and (b) a decrease of $9.9 million in unrealized gain on derivatives.

The above discussion of revenues, operating expenses, depreciation expense, financial costs and unrealized gain on derivatives in relation to the Profit attributable to the Partnership for the three-month period ended June 30, 2018 are non-GAAP measures that exclude amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfers to GasLog Partners from GasLog. For a reconciliation of the results attributable to the Partnership to the most directly comparable IFRS reported results, refer to Appendix A included elsewhere in this report.

Six-month period ended June 30, 2018 compared to the six-month period ended June 30, 2019

(in thousands of U.S. dollars)	IFRS Reported Common Control Results
	June 30, 2018	June 30, 2019	Change
Revenues	191,421	185,690	(5,731)
Net pool allocation	(357)	1,058	1,415
Voyage expenses and commissions	(3,059)	(3,874)	(815)
Vessel operating costs	(38,333)	(37,179)	1,154
Depreciation	(43,325)	(44,007)	(682)
General and administrative expenses	(9,786)	(9,435)	351
Profit from operations	96,561	92,253	(4,308)
Financial costs	(35,643)	(38,116)	(2,473)
Financial income	1,125	1,165	40
Gain/(loss) on derivatives	7,915	(13,143)	(21,058)
Profit for the period	69,958	42,159	(27,799)
Profit attributable to Partnership’s operations	54,903	39,509	(15,394)

For the six-month period ended June 30, 2018, we had an average of 15 vessels operating in our owned fleet having 2,628 operating days, while during the six-month period ended June 30, 2019, we had an average of 15 vessels operating in our owned fleet having 2,684 operating days.

Revenues: Revenues decreased by $5.7 million, or 3.0%, from $191.4 million for the six-month period ended June 30, 2018 to $185.7 million for the same period in 2019. The decrease in revenues is mainly attributable to the expirations of the initial time charters of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney in May, June and September 2018, respectively. Following the expirations of their initial charters, the GasLog Shanghai traded in the spot market through the Cool Pool until June 2019 and was subsequently re-chartered to Gunvor, the GasLog Santiago began a new, multi-year charter with Trafigura in August 2018 and the GasLog Sydney began a new, 18-month charter with Cheniere in December 2018. This decrease was partially offset by the decreased off-hire days due to scheduled dry-dockings. As a result, the average daily hire rate decreased from $72,839 for the six-month period ended June 30, 2018 to $69,184 for the six-month period ended June 30, 2019.

Net Pool Allocation:  Net pool allocation was $(0.4) million in the six months ended June 30, 2018 and $1.1 million in the six months ended June 30, 2019. The $1.1 million of net pool allocation in the six months ended June 30, 2019 represents the adjustment of the net results generated by the GasLog Shanghai in accordance with the pool distribution formula before exiting the Cool Pool on June 23, 2019. In the six months ended June 30, 2019, GasLog Partners recognized gross revenues and gross voyage expenses and commissions of $5.0 million and $0.9 million, respectively, from the operation of the GasLog Shanghai, which entered the Cool Pool in May 2018 (June 30, 2018: $1.5 million and $0.1 million, respectively). GasLog Partners’ total net pool performance is presented below:

(in thousands of U.S. dollars)	For the six months ended
	June 30, 2018	June 30, 2019
Pool gross revenues (included in Revenues)	1,516	4,994
Pool gross voyage expenses and commissions (included in Voyage expenses and commissions)	(78)	(672)
GasLog Partners’ adjustment for net pool allocation (Net pool allocation)	(357)	1,058
GasLog Partners’ total net pool performance	1,081	5,380

Voyage Expenses and Commissions:  Voyage expenses and commissions increased by $0.8 million, or 25.8%, from $3.1 million in the six months ended June 30, 2018 to $3.9 million in the six months ended June 30, 2019. The increase in voyage expenses and commissions is mainly attributable to an increase in bunker consumption costs from the operation of the GasLog Shanghai in the spot market through the Cool Pool.

Vessel Operating Costs: Vessel operating costs decreased by $1.1 million, or 2.9%, from $38.3 million for the six-month period ended June 30, 2018 to $37.2 million for the same period in 2019. The decrease in vessel operating costs is attributable to a decrease of $1.1 million in crew wages, mainly due to the favorable movement of the EUR/USD exchange rate, which decreased by an average of 7.0% in the first six months of 2019 as compared to the same period in 2018. As a result, daily operating costs per vessel decreased from $15,128 per day for the six-month period ended June 30, 2018 to $14,672 per day for the six-month period ended June 30, 2019.

General and Administrative Expenses: General and administrative expenses decreased by $0.4 million, or 4.1%, from $9.8 million for the six-month period ended June 30, 2018 to $9.4 million for the same period in 2019. The decrease in general and administrative expenses is mainly attributable to a decrease of $0.6 million in the administrative services fees payable to GasLog in 2019.

Financial Costs: Financial costs increased by $2.5 million, or 7.0%, from $35.6 million for the six-month period ended June 30, 2018 to $38.1 million for the same period in 2019. The increase in financial costs is mainly attributable to an increase of $2.6 million in interest expense on loans, primarily due to the higher LIBOR rates in the first six months of 2019 as compared to the same period in 2018. During the six-month period ended June 30, 2018, we had an average of $1,484.9 million of outstanding indebtedness with a weighted average interest rate of 4.1%, compared to an average of $1,399.5 million of outstanding indebtedness with a weighted average interest rate of 4.8% during the six-month period ended June 30, 2019.

Gain/(loss) on Derivatives: Gain/(loss) on derivatives decreased by $21.0 million, from a gain of $7.9 million for the six-month period ended June 30, 2018 to a loss of $13.1 million for the same period in 2019. The decrease is attributable to a $21.6 million decrease in unrealized gain from the mark-to-market valuation of the derivatives which were carried at fair value through profit or loss, which reflected a gain of $7.4 million in the six months ended June 30, 2018 as compared to a loss of $14.2 million in the six months ended June 30, 2019, partially offset by a decrease of $0.6 million in realized loss on derivatives held for trading.

Profit for the Period: Profit for the period decreased by $27.8 million, or 39.7%, from $70.0 million for the six-month period ended June 30, 2018 to $42.2 million for the same period in 2019, as a result of the aforementioned factors.

Profit Attributable to the Partnership: Profit attributable to the Partnership decreased by $15.4 million, or 28.1%, from $54.9 million for the six-month period ended June 30, 2018 to $39.5 million for the six-month period ended June 30, 2019. The decrease was mainly driven by a $21.0 million decrease in gain from the mark-to-market valuation of the derivatives attributable to the Partnership, which were carried at fair value through profit or loss, partially offset by the profits of the GasLog Gibraltar, the Methane Becki Anne and the GasLog Glasgow, acquired by the Partnership on April 26, 2018, November 14, 2018 and April 1, 2019, respectively.

Specifically, the profit attributable to the Partnership was mainly affected by (a) an increase in revenues of $26.2 million ($31.9 million contributed by the GasLog Gibraltar, the Methane Becki Anne and the GasLog Glasgow after their drop-downs to the Partnership, partially offset by a decrease in revenues from the remaining fleet of $5.7 million, mainly due to the expirations of the initial time charters of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney in May, June and September 2018, respectively, as offset by decreased off-hire days due to scheduled dry-dockings), (b) an increase in operating expenses attributable to the Partnership of $5.0 million, mainly attributable to the operating expenses of the acquired vessels, partially offset by decreased crew wages for the remaining fleet, and (c) an increase in depreciation expense attributable to the Partnership of $7.8 million, resulting primarily from the acquisition of the aforementioned vessels.

In addition, the profit attributable to the Partnership was further affected by (a) an increase in financial costs attributable to the Partnership of $7.9 million, mainly due to increased interest expense with respect to the aggregate outstanding debt of the GasLog Gibraltar, the Methane Becki Anne and the GasLog Glasgow after their respective drop-downs to the Partnership, and (b) a decrease of $21.0 million in unrealized gain on derivatives.

The above discussion of revenues, operating expenses, depreciation expense, financial costs and unrealized gain on derivatives in relation to the Profit attributable to the Partnership for the six-month period ended June 30, 2018 are non-GAAP measures that exclude amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfers to GasLog Partners from GasLog. For a reconciliation of the results attributable to the Partnership to the most directly comparable IFRS reported results, refer to Appendix A included elsewhere in this report.

Liquidity and Capital Resources

We operate in a capital-intensive industry and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of borrowings from commercial banks, cash generated from operations and debt and equity financings, if any. In addition to paying distributions and potentially repurchasing common units, our other liquidity requirements relate to paying our operating and general and administrative expenses, servicing our debt, funding investments, funding working capital and maintaining cash reserves against fluctuations in operating cash flows. Our funding and treasury activities are intended to maximize investment returns while maintaining appropriate liquidity and complying with our financial covenants under our debt facilities.

As of June 30, 2019, we had $69.0 million of cash and cash equivalents, of which $25.7 million was held in current accounts and $43.3 million was held in time deposits with an original duration of less than three months. An additional amount of $19.0 million of time deposits with an original duration greater than three months was classified as short-term investments.

On April 1, 2019, in connection with the acquisition of GAS-twelve Ltd., the entity that owns the GasLog Glasgow, the Partnership paid to GasLog $93.6 million representing the $214.0 million aggregate purchase price less the $134.1 million of outstanding indebtedness of the acquired entity assumed by GasLog Partners, plus an adjustment of $13.7 million in order to maintain the agreed working capital position in the acquired entity of $1.0 million.

In the three months ended June 30, 2019, GasLog Partners repurchased and cancelled 476,351 common units at a weighted average price of $20.81 under its unit repurchase programme authorized in January 2019, for a total amount of $9.9 million, including commissions. Since the authorization of the unit repurchase programme and through July 25, 2019, GasLog Partners has repurchased and cancelled a total of 541,541 units at a weighted average price of $20.85 per common unit for a total amount of $11.3 million, including commissions. As of July 25, 2019, the unutilized portion of the unit repurchase programme was $13.7 million.

As of June 30, 2019, we had an aggregate of $1,396.5 million of borrowings outstanding under our credit facilities, of which $105.5 million is repayable within one year. In addition, as of June 30, 2019, we had unused availability under our revolving credit facilities of $63.6 million.

The Partnership has entered into six interest rate swap agreements with GasLog at a notional value of $625.0 million in aggregate, maturing between 2020 and 2024. As a result of its hedging agreements, the Partnership has hedged 44.1% of its floating interest rate exposure on its outstanding debt as of June 30, 2019, at a weighted average interest rate of approximately 2.1% (excluding margin).

Furthermore, the Partnership has in place three forward foreign exchange contracts with GasLog with a notional value of €6.0 million and staggered maturities during the third quarter of 2019 to mitigate its foreign exchange transaction exposure in its operating expenses.

Working Capital Position

As of June 30, 2019, our current assets totaled $107.9 million and current liabilities totaled $148.1 million, resulting in a negative working capital position of $40.2 million.

Taking into account generally expected market conditions, we anticipate that cash flow generated from operations will be sufficient to fund our operations, including our working capital requirements, and to make the required principal and interest payments on our indebtedness during the next 12 months.

Cash Flows

Six-month period ended June 30, 2018 compared to the six-month period ended June 30, 2019

The following table summarizes our net cash flows from operating, investing and financing activities for the periods indicated:

(in thousands of U.S. dollars)	Six months ended
	June 30, 2018	June 30, 2019	Change
Net cash provided by operating activities	107,110	91,689	(15,421)
Net cash used in investing activities	(25,665)	(10,586)	15,079
Net cash used in financing activities	(93,577)	(145,464)	(51,887)

Net Cash provided by Operating Activities:

Net cash provided by operating activities decreased by $15.4 million, from $107.1 million in the six-month period ended June 30, 2018 to $91.7 million in the six-month period ended June 30, 2019. The decrease of $15.4 million is attributable to a decrease of $8.3 million in working capital movements, a decrease in revenue of $4.3 million, an increase of $4.2 million in interest paid and an increase of $0.4 million in voyage expenses and commissions and general and administrative expenses, partially offset by a $1.2 million decrease in vessel operating costs and an increase of $0.6 million in realized gain on derivatives held for trading.

Net Cash used in Investing Activities:

Net cash used in investing activities decreased by $15.1 million, from net cash used in investing activities of $25.7 million in the six-month period ended June 30, 2018 to $10.6 million in the six-month period ended June 30, 2019. The decrease of $15.1 million is mainly attributable to a decrease of the net of payments for vessels’ additions and return of capital expenditures of $10.9 million and a decrease in net cash used in short-term investments of $4.0 million.

Net Cash used in Financing Activities:

Net cash used in financing activities increased by $51.9 million, from net cash used in financing activities of $93.6 million in the six-month period ended June 30, 2018 to net cash used in financing activities of $145.5 million in the six-month period ended June 30, 2019. The increase of $51.9 million is mainly attributable to an increase of $274.0 million in borrowings repayments, a decrease in proceeds from public offerings and issuances of common and general partner units (net of underwriting discounts and commissions), after payment of offering costs, of $110.7 million, an increase of $74.6 million in cash distributions to GasLog in exchange for contribution of net assets, an increase of $12.5 million in distributions paid, an increase of $9.9 million in cash used for repurchases of common units and an increase of $4.9 million in payments of loan issuance costs, partially offset by an increase in borrowings drawdowns of $435.0 million.

Contracted Charter Revenues

The following table summarizes GasLog Partners’ contracted charter revenues and vessel utilization after June 30, 2019:

	After June 30,	For the years ending December 31,
	2019	2020	2021	2022	2023	2024-2026	Total
	(in millions of U.S. dollars, except days and percentages)
Contracted time charter revenues(1)(2)(3)(4)(5)	184.5	294.3	197.3	162.0	139.6	151.2	1,128.9
Total contracted days(1)(2)	2,683	4,330	2,772	2,159	1,672	1,763	15,379
Total available days(6)	2,715	5,370	5,325	5,475	5,355	16,110	40,350
Total unfixed days(7)	32	1,040	2,553	3,316	3,683	14,347	24,971
Percentage of total contracted days/total available days	98.8%	80.6%	52.1%	39.4%	31.2%	10.9%	38.1%

(1)      Reflects time charter revenues and contracted days for the 15 LNG carriers in our fleet as of June 30, 2019.

(2)      Our ships are scheduled to undergo dry-docking once every five years. Revenue calculations assume 365 revenue days per ship per annum, with 30 off-hire days when each ship undergoes scheduled dry-docking.

(3)      For time charters that include a fixed operating cost component, subject to annual escalation, revenue calculations include that fixed annual escalation. Revenue calculations for such charters include an estimate of the amount of the operating cost component and the management fee component.

(4)      For time charters that include a variable rate of hire within an agreed range during the charter period, revenue calculations are based on the agreed minimum rate of hire for the respective period.

(5)      Revenue calculations assume no exercise of any option to extend the terms of the charters.

(6)      Available days represent total calendar days after deducting 30 off-hire days when the ship undergoes scheduled dry-docking.

(7)      Represents available days for the ships after the expiration of the existing charters (assuming charterers do not exercise any option to extend the terms of the charters).

The table above provides information about our contracted charter revenues and ship utilization based on contracts in effect for the 15 LNG carriers in our fleet as of June 30, 2019. The table reflects only our contracted charter revenues for the ships in our owned fleet for which we have secured time charters, and it does not reflect the costs or expenses we will incur in fulfilling our obligations under the charters. In particular, the table does not reflect any time charter revenues from any additional ships we may acquire in the future, nor does it reflect the options under our time charters that permit our charterers to extend the time charter terms for successive multi-year periods at comparable charter hire rates. If exercised, the options to extend the terms of our existing charters would result in an increase in the number of contracted days and the contracted revenue for our fleet in the future. Although the contracted charter revenues are based on contracted charter hire rate provisions, they reflect certain assumptions, including assumptions relating to future ship operating costs. We consider the assumptions to be reasonable as of the date of this report, but if these assumptions prove to be incorrect, our actual time charter revenues could differ from those reflected in the table. Furthermore, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable or unwilling to make charter payments to us, or if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, we would be exposed to prevailing market conditions at the time and our results of operations and financial condition may be materially adversely affected. Please see the disclosure under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on February 26, 2019. For these reasons, the contracted charter revenue information presented above is not fact and should not be relied upon as being necessarily indicative of future results and readers are cautioned not to place undue reliance on this information. Neither the Partnership’s independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the information in the table.

GASLOG PARTNERS LP

GasLog Partners LP

Unaudited condensed consolidated statements of financial position

As of December 31, 2018 and June 30, 2019

(All amounts expressed in thousands of U.S. Dollars, except unit data)

	Note	December 31, 2018	June 30, 2019
		(restated)(1)
Assets
Non-current assets
Other non-current assets		850	193
Derivative financial instruments	12	5,116	—
Vessels	4	2,509,283	2,464,098
Right-of-use assets	5	—	1,312
Total non-current assets		2,515,249	2,465,603
Current assets
Trade and other receivables		13,811	11,056
Inventories		3,379	3,223
Due from related parties	3	14,540	1,367
Prepayments and other current assets		1,245	2,874
Derivative financial instruments	12	4,615	1,391
Short-term investments		10,000	19,000
Cash and cash equivalents		133,370	69,009
Total current assets		180,960	107,920
Total assets		2,696,209	2,573,523
Partners’ equity and liabilities
Partners’ equity
Owners’ capital		73,134	—
Common unitholders (45,448,993 units issued and outstanding as of December 31, 2018 and 47,555,403 units issued and outstanding as of June 30, 2019)	6	812,863	761,491
General partner (927,532 units issued and outstanding as of December 31, 2018 and 1,021,336 units issued and outstanding as of June 30, 2019)	6	13,289	14,349
Incentive distribution rights (“IDR”)	6	5,176	—
Preference unitholders (5,750,000 Series A Preference Units, 4,600,000 Series B Preference Units and 4,000,000 Series C Preference Units issued and outstanding as of December 31, 2018 and June 30, 2019)	6	348,331	347,889
Total partners’ equity		1,252,793	1,123,729
Current liabilities
Trade accounts payable		7,626	11,030
Due to related parties	3	2,623	3,872
Derivative financial instruments	12	1,253	2,183
Other payables and accruals	8	60,671	25,026
Borrowings—current portion	7	440,389	105,540
Lease liabilities—current portion	5	—	472
Total current liabilities		512,562	148,123
Non-current liabilities
Derivative financial instruments	12	3,543	8,526
Borrowings—non-current portion	7	925,411	1,290,969
Lease liabilities—non-current portion	5	—	651
Other non-current liabilities		1,900	1,525
Total non-current liabilities		930,854	1,301,671
Total partners’ equity and liabilities		2,696,209	2,573,523

(1)                Restated so as to reflect the historical financial statements of GAS-twelve Ltd. acquired on April 1, 2019 from GasLog Ltd. (“GasLog”) (Note 1).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Partners LP

Unaudited condensed consolidated statements of profit or loss and total comprehensive income

For the three and six months ended June 30, 2018 and 2019

(All amounts expressed in thousands of U.S. Dollars, except per unit data)

		For the three months ended		For the six months ended
	Note	June 30, 2018	June 30, 2019	June 30, 2018	June 30, 2019
		(restated)(1)		(restated)(1)
Revenues	9	92,085	91,805	191,421	185,690
Net pool allocation		(357)	1,024	(357)	1,058
Voyage expenses and commissions		(1,725)	(2,037)	(3,059)	(3,874)
Vessel operating costs	11	(18,208)	(18,548)	(38,333)	(37,179)
Depreciation	4,5	(21,758)	(22,137)	(43,325)	(44,007)
General and administrative expenses	10	(4,894)	(4,741)	(9,786)	(9,435)
Profit from operations		45,143	45,366	96,561	92,253
Financial costs	13	(17,721)	(18,484)	(35,643)	(38,116)
Financial income		592	527	1,125	1,165
Gain/(loss) on derivatives	13	1,588	(8,266)	7,915	(13,143)
Total other expenses, net		(15,541)	(26,223)	(26,603)	(50,094)
Profit and total comprehensive income for the period		29,602	19,143	69,958	42,159

Earnings per unit attributable to the Partnership, basic and diluted:	16
Common unit, basic		0.40	0.25	0.99	0.53
Common unit, diluted		0.40	0.25	0.98	0.52
General partner unit		0.40	0.25	1.04	0.52

_____________

(1)                Restated so as to reflect the historical financial statements of GAS-twenty seven Ltd. and GAS-twelve Ltd. acquired on November 14, 2018 and April 1, 2019, respectively, from GasLog (Note 1).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Partners LP

Unaudited condensed consolidated statements of changes in owners’/partners’ equity

For the six months ended June 30, 2018 and 2019

(All amounts expressed in thousands of U.S. Dollars, except unit data)

	General partner		Common unitholders		IDRs	Class B unitholders (Note 6)		Preference unitholders		Total Partners’ equity	Owners’ capital	Total
	Units		Units			Units		Units
Balance as of January 1, 2018 (as restated(1))	836,779	11,781	41,002,121	752,456	6,596	—	—	5,750,000	139,321	910,154	216,155	1,126,309
Profit and total comprehensive income attributable to GasLog’s operations (Note 16)	—	—	—	—	—	—	—	—	—	—	15,055	15,055
Net proceeds from public offerings and issuances of common units and general partner units	38,653	935	1,020	(11)	—	—	—	—	—	924	—	924
Settlement of awards vested during the period	—	—	33,998	—	—	—	—	—	—	—	—	—
Net proceeds from public offering and issuance of preference units	—	—	—	—	—	—	—	4,600,000	111,194	111,194	—	111,194
Issuance of common units to GasLog in exchange for net assets contribution to the Partnership	—	—	1,858,975	45,000	—	—	—	—	—	45,000	(45,000)	—
Cash distribution to GasLog in exchange for net assets contribution to the Partnership	—	—	—	—	—	—	—	—	—	—	(19,086)	(19,086)
Difference between net book values of acquired subsidiary and consideration paid	—	(486)	—	(6,573)	—	—	—	—	—	(7,059)	7,059	—
Distributions declared	—	(942)	—	(44,199)	(1,976)	—	—	—	(10,076)	(57,193)	—	(57,193)
Share-based compensation, net of accrued distribution	—	7	—	262	80	—	—	—	—	349	—	349
Partnership’s profit and total comprehensive income (Note 16)	—	888	—	41,152	2,368	—	—	—	10,495	54,903	—	54,903
Balance as of June 30, 2018 (as restated(1))	875,432	12,183	42,896,114	788,087	7,068	—	—	10,350,000	250,934	1,058,272	174,183	1,232,455

Balance as of December 31, 2018 (as restated(2))	927,532	13,289	45,448,993	812,863	5,176	—	—	14,350,000	348,331	1,179,659	73,134	1,252,793
IFRS 16 adjustment (as restated(3))	—	4	—	173	—	—	—	—	—	177	15	192
Balance at January 1, 2019 (as restated(2)(3))	927,532	13,293	45,448,993	813,036	5,176	—	—	14,350,000	348,331	1,179,836	73,149	1,252,985
Profit and total comprehensive income attributable to GasLog’s operations (Note 16)	—	—	—	—	—	—	—	—	—	—	2,650	2,650
Equity offering costs	—	—	—	(174)	—	—	—	—	266	92	—	92
Settlement of awards vested during the period (Note 6)	—	—	49,850	—	—	—	—	—	—	—	—	—
Repurchases of common units	—	—	(476,351)	(9,921)	—	—	—	—	—	(9,921)	—	(9,921)
Elimination of IDRs and issuance of common and Class B units (Note 6)	—	—	2,532,911	1,810	(2,391)	2,490,000	—	—	—	(581)	—	(581)
Issuance of general partner units (Note 6)	93,804	1,996	—	—	—	—	—	—	—	1,996	—	1,996
Cash distribution to GasLog in exchange for net assets contribution to the Partnership	—	—	—	—	—	—	—	—	—	—	(93,646)	(93,646)
Difference between net book values of acquired subsidiary and consideration paid	—	(357)	—	(17,490)	—	—	—	—	—	(17,847)	17,847	—
Distributions declared (Note 15)	—	(1,077)	—	(49,978)	(2,785)	—	—	—	(15,872)	(69,712)	—	(69,712)
Share-based compensation, net of accrued distribution	—	7	—	350	—	—	—	—	—	357	—	357
Partnership’s profit and total comprehensive income (Note 16)	—	487	—	23,858	—	—	—	—	15,164	39,509	—	39,509
Balance as of June 30, 2019	1,021,336	14,349	47,555,403	761,491	—	2,490,000	—	14,350,000	347,889	1,123,729	—	1,123,729

(1)                Restated so as to reflect the historical financial statements of GAS-fourteen Ltd., GAS-twenty seven Ltd. and GAS-twelve Ltd. acquired on April 26, 2018, November 14, 2018 and April 1, 2019, respectively, from GasLog (Note 1).

(2)                Restated so as to reflect the historical financial statements of GAS-twelve Ltd. acquired on April 1, 2019 from GasLog (Note 1).

(3)                Restated so as to reflect an adjustment introduced due to the adoption of International Financial Reporting Standard (“IFRS”) 16 Leases on January 1, 2019 (Note 2).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Partners LP

Unaudited condensed consolidated statements of cash flows

For the six months ended June 30, 2018 and 2019

(All amounts expressed in thousands of U.S. Dollars)

		For the six months ended
	Note	June 30, 2018	June 30, 2019
		(restated)(1)
Cash flows from operating activities:
Profit for the period		69,958	42,159
Adjustments for:
Depreciation		43,325	44,007
Financial costs		35,643	38,116
Financial income		(1,125)	(1,165)
Unrealized (gain)/loss on derivatives held for trading		(7,371)	14,253
Share-based compensation		498	509
		140,928	137,879
Movements in working capital		(3,717)	(11,882)
Cash provided by operations		137,211	125,997
Interest paid		(30,101)	(34,308)
Net cash provided by operating activities		107,110	91,689
Cash flows from investing activities:
Payments for vessels’ additions		(13,613)	(6,737)
Return of capital expenditures (Note 4)		—	4,021
Financial income received		948	1,130
Maturity of short-term investments		5,000	15,000
Purchase of short-term investments		(18,000)	(24,000)
Net cash used in investing activities		(25,665)	(10,586)
Cash flows from financing activities:
Borrowings drawdowns		—	435,000
Borrowings repayments		(129,072)	(403,072)
Payment of loan issuance costs		(68)	(4,972)
Proceeds from public offerings and issuances of common units and general partner units (net of underwriting discounts and commissions)		960	1,996
Proceeds from public offering of preference units (net of underwriting discounts and commissions)		111,544	—
Repurchases of common units		—	(9,921)
Payment of offering costs		(662)	(890)
Cash distribution to GasLog in exchange for contribution of net assets		(19,086)	(93,646)
Distributions paid		(57,193)	(69,712)
Payments for lease liabilities		—	(247)
Net cash used in financing activities		(93,577)	(145,464)
Decrease in cash and cash equivalents		(12,132)	(64,361)
Cash and cash equivalents, beginning of the period		153,675	133,370
Cash and cash equivalents, end of the period		141,543	69,009

Non-Cash Investing and Financing Activities:	14
Capital expenditures included in liabilities at the end of the period		16,746	7,275
Financing costs included in liabilities at the end of the period		—	156
Offering costs included in liabilities at the end of the period		88	666
Issuance of common units to GasLog in exchange for contribution of net assets		45,000	—
Liabilities related to leases at the end of the period		—	73

________________

(1)                Restated so as to reflect the historical financial statements of GAS-twenty seven Ltd. and GAS-twelve Ltd. acquired on November 14, 2018 and April 1, 2019, respectively, from GasLog (Note 1).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GasLog Partners LP

Notes to the unaudited condensed consolidated financial statements

For the six months ended June 30, 2018 and 2019

(All amounts expressed in thousands of U.S. Dollars, except unit data)

1. Organization and Operations

GasLog Partners LP (“GasLog Partners” or the “Partnership”) was formed as a limited partnership under the laws of the Marshall Islands on January 23, 2014, as a wholly owned subsidiary of GasLog for the purpose of initially acquiring the interests in three liquefied natural gas (“LNG”) carriers (or the “Initial Fleet”) that were contributed to the Partnership by GasLog in connection with the initial public offering of its common units (the “IPO”).

On April 26, 2018, GasLog Partners acquired 100% of the ownership interests in GAS-fourteen Ltd., the entity that owns a 174,000 cbm LNG carrier, the GasLog Gibraltar, for an aggregate purchase price of $207,000. On November 14, 2018, GasLog Partners acquired 100% of the ownership interests in GAS-twenty seven Ltd., the entity that owns a 170,000 cbm LNG carrier, the Methane Becki Anne, for an aggregate purchase price of $207,400. On April 1, 2019, GasLog Partners acquired 100% of the ownership interests in GAS-twelve Ltd., the entity that owns a 174,000 cbm LNG carrier, the GasLog Glasgow, for an aggregate purchase price of $214,000.

The above acquisitions were accounted for as reorganizations of companies under common control. The Partnership’s historical results and net assets were retroactively restated to reflect the historical results of the acquired entities from their respective dates of incorporation by GasLog. The carrying amounts of assets and liabilities included are based on the historical carrying amounts of such assets and liabilities recognized by the subsidiaries.

As of June 30, 2019, GasLog holds a 35.0% interest in the Partnership (including 2.0% through its general partner interest). As a result of its 100% ownership of the general partner, and the fact that the general partner elects the majority of the Partnership’s directors in accordance with the Partnership Agreement, GasLog has the ability to control the Partnership’s affairs and policies.

The Partnership’s principal business is the acquisition and operation of vessels in the LNG market, providing LNG transportation services on a worldwide basis primarily under multi-year charters. GasLog LNG Services Ltd. (“GasLog LNG Services” or the “Manager”), a related party and a wholly owned subsidiary of GasLog, incorporated under the laws of the Bermuda, provides technical services to the Partnership.

As of June 30, 2019, the companies listed below were 100% held by the Partnership:

	Place of	Date of			Cargo Capacity
Name	incorporation	incorporation	Principal activities	Vessel	(cbm)	Delivery Date
GAS-three Ltd.	Bermuda	April 2010	Vessel-owning company	GasLog Shanghai	155,000	January 2013
GAS-four Ltd.	Bermuda	April 2010	Vessel-owning company	GasLog Santiago	155,000	March 2013
GAS-five Ltd.	Bermuda	February 2011	Vessel-owning company	GasLog Sydney	155,000	May 2013
GAS-seven Ltd.	Bermuda	March 2011	Vessel-owning company	GasLog Seattle	155,000	December 2013
GAS-eight Ltd.	Bermuda	March 2011	Vessel-owning company	Solaris	155,000	June 2014
GAS-eleven Ltd.	Bermuda	December 2012	Vessel-owning company	GasLog Greece	174,000	March 2016
GAS-twelve Ltd.	Bermuda	December 2012	Vessel-owning company	GasLog Glasgow	174,000	June 2016
GAS-thirteen Ltd.	Bermuda	July 2013	Vessel-owning company	GasLog Geneva	174,000	September 2016
GAS-fourteen Ltd.	Bermuda	July 2013	Vessel-owning company	GasLog Gibraltar	174,000	October 2016
GAS-sixteen Ltd.	Bermuda	January 2014	Vessel-owning company	Methane Rita Andrea	145,000	April 2014
GAS-seventeen Ltd.	Bermuda	January 2014	Vessel-owning company	Methane Jane Elizabeth	145,000	April 2014
GAS-nineteen Ltd.	Bermuda	April 2014	Vessel-owning company	Methane Alison Victoria	145,000	June 2014
GAS-twenty Ltd.	Bermuda	April 2014	Vessel-owning company	Methane Shirley Elisabeth	145,000	June 2014
GAS-twenty one Ltd.	Bermuda	April 2014	Vessel-owning company	Methane Heather Sally	145,000	June 2014
GAS-twenty seven Ltd.	Bermuda	January 2015	Vessel-owning company	Methane Becki Anne	170,000	March 2015
GasLog Partners Holdings LLC	Marshall Islands	April 2014	Holding company	—	—	—

2. Basis of Presentation

These unaudited condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Certain information and footnote disclosures required by IFRS for a complete set of annual financial statements have been omitted, and therefore, these unaudited condensed consolidated financial statements should be read in conjunction with the Partnership’s annual consolidated financial statements for the year ended December 31, 2018, filed on an Annual Report on Form 20-F with the Securities Exchange Commission on February 26, 2019.

The accompanying unaudited condensed consolidated financial statements include the accounts of the Partnership and its subsidiaries assuming that they are consolidated for all periods presented, as they were under the common control of GasLog.

The unaudited condensed consolidated financial statements have been prepared on the historical cost basis. The same accounting policies and methods of computation have been followed in these unaudited condensed consolidated financial statements as applied in the preparation of the Partnership’s consolidated financial statements for the year ended December 31, 2018, except for the changes resulting from the adoption of IFRS 16 Leases (as discussed below). On July 25, 2019, the Partnership’s board of directors authorized the unaudited condensed consolidated financial statements for issuance.

The critical accounting judgments and key sources of estimation uncertainty were disclosed in the Partnership’s annual consolidated financial statements for the year ended December 31, 2018 and remain unchanged.

The unaudited condensed consolidated financial statements are expressed in thousands of U.S. Dollars (“USD”), which is the functional currency of the Partnership and each of its subsidiaries because their vessels operate in international shipping markets, in which revenues and expenses are primarily settled in USD and the Partnership’s most significant assets and liabilities are paid for and settled in USD.

Management anticipates that the Partnership’s primary sources of funds will be available cash, cash from operations, borrowings under existing debt and future debt and equity financings, if any. Management believes that these sources of funds will be sufficient for the Partnership to meet its liquidity needs and comply with its banking covenants for at least twelve months from the end of the reporting period and therefore it is appropriate to prepare the financial statements on a going concern basis, although there can be no assurance that the Partnership will be able to obtain future debt and equity financing on acceptable terms.

Adoption of new and revised IFRS

(a) Standards and interpretations adopted in the current period

The following standards and amendments relevant to the Partnership were effective in the current period:

In January 2016, the IASB issued IFRS 16 Leases, which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer (“lessee”) and the supplier (“lessor”). IFRS 16 eliminates the classification of leases by lessees as either operating leases or finance leases and, instead, introduces a single lessee accounting model. Applying that model, a lessee is required to recognize: (a) assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value; and (b) depreciation of lease assets separately from interest on lease liabilities in the statement of profit or loss. Lessors continue to classify their leases as operating leases or finance leases, and to account for those two types of leases differently. IFRS 16 Leases supersedes the previous leases Standard, IAS 17 Leases, and related Interpretations. The standard is effective from January 1, 2019.

The Partnership leases various types of vessels’ equipment. Rental contracts are typically made for fixed periods but may have extension options. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. Following the implementation of IFRS 16, a lease is recognized as a right-of-use asset and a corresponding liability on the date when the leased asset is available for use by the Partnership. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments: (a) fixed payments (including in-substance fixed payments), less any lease incentives receivable, (b) variable lease payments that are based on an index or a rate (if any), (c) amounts expected to be payable by the lessee under residual value guarantees (if any), (d) the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and (e) payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Partnership’s incremental borrowing rate. Right-of-use assets are measured at cost comprising the following: (a) the amount of the initial measurement of lease liability, (b) any lease payments made at or before the commencement date less any lease incentives received, (c) any initial direct costs, and (d) any restoration costs. Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

For leases where the Partnership is the lessee, the Partnership has elected to apply the simplified approach, by which comparative information is not restated and any adjustment is recognized at the date of initial application of IFRS 16 Leases. The adoption of the standard on January 1, 2019, resulted in an increase in total assets of $1,585, an increase in retained earnings of $192 and an increase in total liabilities of $1,393.

(b) Standards and amendments in issue not yet adopted

At the date of authorization of these unaudited condensed consolidated financial statements, there were no IFRS standards and amendments issued but not yet adopted with an expected material effect on the Partnership’s financial statements.

3. Related Party Transactions

The Partnership has the following balances with related parties, which have been included in the unaudited condensed consolidated statements of financial position:

Amounts due from related parties

	December 31, 2018	June 30, 2019
Due from GasLog Carriers Ltd. (“GasLog Carriers”) (a)	9,259	—
Due from the Cool Pool (b)	5,281	1,367
Total	14,540	1,367

Amounts due to related parties

	December 31, 2018	June 30, 2019
Due to GasLog LNG Services (c)	1,969	3,446
Due to GasLog (d)	654	426
Total	2,623	3,872

(a)              As of December 31, 2018, the balance due from GasLog Carriers, the parent company of GAS-twelve Ltd. prior to its acquisition by the Partnership on April 1, 2019, represented mainly net amounts advanced to GasLog Carriers to cover future operating expenses. As of June 30, 2019, the outstanding balance had been fully collected.

(b)             In May 2018, the Partnership, through the GasLog Shanghai, entered the Cool Pool, an LNG carrier pooling arrangement operated by GasLog and Golar LNG Ltd. (“Golar”) (the “Cool Pool”) to market their vessels operating in the LNG shipping spot market. The receivable balances as of December 31, 2018 and June 30, 2019 comprise outstanding pool distributions. On June 23, 2019, the GasLog Shanghai exited the pool following a termination agreement dated June 6, 2019 which GasLog entered into with the Cool Pool and Golar in order to assume commercial control of GasLog’s and GasLog Partners’ vessels operating in the spot market.

(c)              The balances as of December 31, 2018 and June 30, 2019 represent mainly payments made by the Manager on behalf of the Partnership.

(d)             The balances represent mainly payments made by GasLog on behalf of the Partnership.

Loans due to related parties

The main terms of the revolving credit facility of $30,000 with GasLog (the “Sponsor Credit Facility”) have been disclosed in the annual consolidated financial statements for the year ended December 31, 2018. Refer to Note 6 “Borrowings”.

As of December 31, 2018 and June 30, 2019, the amount outstanding under the Sponsor Credit Facility was nil.

The Partnership had the following transactions with related parties, which have been included in the unaudited condensed consolidated statements of profit or loss for the three and six months ended June 30, 2018 and 2019:

			For the three months ended		For the six months ended

Company	Details	Account	June 30, 2018	June 30, 2019	June 30, 2018	June 30, 2019
GasLog	Commercial management fee(i)	General and administrative expenses	1,350	1,350	2,700	2,700
GasLog	Administrative services fee(ii)	General and administrative expenses	2,581	2,279	5,016	4,406
GasLog LNG Services	Management fees(iii)	Vessel operating costs	1,932	1,932	3,864	3,864
GasLog LNG Services	Other vessel operating costs	Vessel operating costs	—	(10)	4	—
GasLog	Interest expense under Sponsor Credit Facility	Financial costs	—	—	935	—
GasLog	Commitment fee under Sponsor Credit Facility	Financial costs	76	76	151	151
GasLog	Realized gain on interest rate swaps (Note 13)	Gain/(loss) on derivatives	(587)	(831)	(544)	(1,928)
GasLog	Realized loss on forward foreign exchange contracts held for trading (Note 13)	Gain/(loss) on derivatives	—	451	—	818
Cool Pool	Adjustment for net pool allocation	Net pool allocation	357	(1,024)	357	(1,058)

(i)        Commercial Management Agreements

Upon completion of the IPO on May 12, 2014, GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. entered into amended commercial management agreements with GasLog (the “Amended Commercial Management Agreements”), pursuant to which GasLog provides certain commercial management services, including chartering services, consultancy services on market issues and invoicing and collection of hire payables, to the Partnership. The annual commercial management fee under the amended agreements is $360 for each vessel payable quarterly in advance in lump sum amounts. In December 2013, GAS-seven Ltd. entered into a commercial management agreement with GasLog for an annual commercial management fee of $540 that was amended to $360 when the vessel was acquired by the Partnership on November 1, 2016. Additionally, in June 2015, GAS-eight Ltd. entered into a commercial management agreement with GasLog for an annual commercial management fee of $360.

The same provisions are included in the commercial management agreements that GAS-eleven Ltd., GAS-twelve Ltd., GAS-thirteen Ltd., GAS-fourteen Ltd., GAS-sixteen Ltd., GAS-seventeen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd. entered into with GasLog upon the deliveries of the GasLog Greece, the GasLog Glasgow, the GasLog Geneva, the GasLog Gibraltar, the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth, the Methane Heather Sally and the Methane Becki Anne, respectively, into GasLog’s fleet in March 2016, June 2016, September 2016, October 2016, April 2014, June 2014 and March 2015 (together with the Amended Commercial Management Agreements and the commercial management agreements entered into by GAS-seven Ltd. and GAS-eight Ltd. with GasLog, the “Commercial Management Agreements”).

(ii)      Administrative Services Agreement

Upon completion of the IPO on May 12, 2014, the Partnership entered into an administrative services agreement (the “Administrative Services Agreement”) with GasLog, pursuant to which GasLog will provide certain management and administrative services. The services provided under the Administrative Services Agreement are provided as the Partnership may direct, and include bookkeeping, audit, legal, insurance, administrative, clerical, banking, financial, advisory, client and investor relations services. The Administrative Services Agreement will continue indefinitely until terminated by the Partnership upon 90 days’ notice for any reason in the sole discretion of the Partnership’s board of directors. Until December 31, 2016, GasLog received a service fee of $588 per vessel per year in connection with providing services under this agreement. For the years ended December 31, 2017 and December 31, 2018, the annual service fee was $632 and $812 per vessel per year, respectively. With effect from January 1, 2019, the service fee was amended to $608 per vessel per year.

(iii)    Ship Management Agreements

Upon completion of the IPO on May 12, 2014, GAS-three Ltd., GAS-four Ltd. and GAS-five Ltd. entered into an amended ship management agreement (collectively, the “Amended Ship Management Agreements”) under which the vessel owning subsidiaries pay a management fee of $46 per month to the Manager and reimburse the Manager for all expenses incurred on their behalf. The Amended Ship Management Agreements also provide for superintendent fees of $1 per day payable to the Manager for each day in excess of 25 days per calendar year for which a superintendent performed visits to the vessels, an annual incentive bonus of up to $72 based on key performance indicators predetermined annually and contain clauses for decreased management fees in case of a vessel’s lay-up. The management fees are subject to an annual adjustment, agreed between the parties in good faith, on the basis of general inflation and proof of increases in actual costs incurred by the Manager. Each Amended Ship Management Agreement continues indefinitely until terminated by either party. The same provisions are included in the ship management agreements that GAS-sixteen Ltd., GAS-seventeen Ltd., GAS-nineteen Ltd., GAS-twenty Ltd., GAS-twenty one Ltd. and GAS-twenty seven Ltd. entered into with the Manager upon the deliveries of the Methane Rita Andrea, the Methane Jane Elizabeth, the Methane Alison Victoria, the Methane Shirley Elisabeth, the Methane Heather Sally and the Methane Becki Anne, respectively, into GasLog’s fleet in April 2014, June 2014 and March 2015 (together with the Amended Ship Management Agreements and the ship management agreement that GAS-seven Ltd. entered into with the Manager upon its vessel’s delivery from the shipyard in 2013, the “Ship Management Agreements”). In May 2015, the Ship Management Agreements were further amended to delete the annual incentive bonus and superintendent fees clauses and, in the case of GAS-seven Ltd., to also increase the fixed monthly charge to $46 with effect from April 1, 2015. In April 2016, the Ship Management Agreements were amended to consolidate all ship management related fees into a single fee structure. This single fee structure was already provided for in the ship management agreements that GAS-eleven Ltd., GAS-twelve Ltd., GAS-thirteen Ltd. and GAS-fourteen Ltd. had entered into with GasLog upon the deliveries of the GasLog Greece in March 2016, the GasLog Glasgow in June 2016, the GasLog Geneva in September 2016 and the GasLog Gibraltar in October 2016, respectively (with a fixed monthly charge of $46).

4. Vessels

The movement in vessels is reported in the following table:

Vessels
Cost
As of January 1, 2019	2,859,265
Additions	2,570
Return of capital expenditures	(4,021)
Fully amortized dry-docking component	(2,500)
As of June 30, 2019	2,855,314

Accumulated depreciation
As of January 1, 2019	349,982
Depreciation expense	43,734
Fully amortized dry-docking component	(2,500)
As of June 30, 2019	391,216

Net book value
As of December 31, 2018	2,509,283
As of June 30, 2019	2,464,098

All vessels have been pledged as collateral under the terms of the Partnership’s bank loan agreements.

In April and May 2017, GasLog LNG Services entered into agreements in relation to investments in certain of the Partnership’s and GasLog’s vessels, with the aim of enhancing their operational performance. On March 7, 2019, GasLog LNG Services and one of its suppliers signed an interim agreement regarding the reimbursement of amounts already paid by the Partnership in respect of the aforementioned enhancements, which were not timely delivered. In accordance with the terms of this agreement, as of June 30, 2019, $4,021 has been reimbursed to the Partnership, which amount will be payable to the supplier on or before the rescheduled delivery date of July 31, 2019. If delivery does not occur on or before the rescheduled delivery date, an additional amount of $3,835 will be reimbursed to the Partnership.

5. Leases

On adoption of IFRS 16, the Partnership recognised lease liabilities in relation to leases of vessel communication equipment which had previously been classified as operating leases under IAS 17 Leases. As of January 1, 2019, these liabilities were measured at the present value of the remaining lease payments, discounted using a weighted average incremental borrowing rate of 4.8%.

The movements in right-of use assets and lease liabilities are reported in the following tables:

Vessel equipment
Right-of-use assets
As of January 1, 2019	1,585
Depreciation expense	(273)
As of June 30, 2019	1,312

Lease liabilities

As of January 1, 2019	1,393
Lease expense (Note 13)	31
Payments	(301)
As of June 30, 2019	1,123
Lease liabilities, current portion	472
Lease liabilities, non-current portion	651
Total	1,123

6. Partners’ Equity

On January 29, 2019, the board of directors of GasLog Partners authorized a unit repurchase programme of up to $25,000 covering the period January 31, 2019 to December 31, 2021. Under the terms of the repurchase programme, GasLog Partners may repurchase common units from time to time, at its discretion, on the open market or in privately negotiated transactions. During the six months ended June 30, 2019, GasLog Partners repurchased and cancelled 476,351 common units at a weighted average price of $20.81 per common unit, for a total cost of $9,921 including commissions.

On February 26, 2019, the Partnership entered into a Third Amended and Restated Equity Distribution Agreement to further increase the size of the ATM common equity offering programme (“ATM Programme”) from $144,000 to $250,000. As of June 30, 2019, the unutilized portion of the ATM Programme is $126,556.

On April 1, 2019, GasLog Partners issued 49,850 common units in connection with the vesting of 24,925 Restricted Common Units (“RCUs”) and 24,925 Performance Common Units (“PCUs”) under its 2015 Long-Term Incentive Plan (the “2015 Plan”).

On June 24, 2019, the Partnership Agreement was amended to eliminate the IDRs, effective as of June 30, 2019, in exchange for the issuance by the Partnership to GasLog of 2,532,911 common units and 2,490,000 Class B units (of which 415,000 are Class B-1 units, 415,000 are Class B-2 units, 415,000 are Class B-3 units, 415,000 are Class B-4 units, 415,000 are Class B-5 units and 415,000 are Class B-6 units), issued on June 30, 2019. The Class B units have all of the rights and obligations attached to the common units, except for voting rights and participation in distributions until such time as GasLog exercises its right to convert the Class B units to common units. The Class B units will become eligible for conversion on a one-for-one basis into common units at GasLog’s option on July 1, 2020, July 1, 2021, July 1, 2022, July 1, 2023, July 1, 2024 and July 1, 2025 for the Class B-1 units, Class B-2 units, Class B-3 units, Class B-4 units, Class B-5 units and Class B-6 units, respectively (refer also to Note 16).

With respect to the aforementioned transactions during the period, the Partnership also issued 93,804 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest. The net proceeds from the issuance of the general partner units were $1,996.

The following table illustrates the percentage allocation of the additional available cash from operating surplus after the payment of preference unit distributions, in respect to such rights, until the IDR elimination on June 30, 2019:

	Marginal Percentage Interest in Distributions
	Total Quarterly
	Distribution		General	Holders of
	Target Amount	Unitholders	Partner	IDRs
Minimum Quarterly Distribution	$0.375	98.0%	2.0%	0%
First Target Distribution	$0.375 up to $0.43125	98.0%	2.0%	0%
Second Target Distribution	$0.43125 up to $0.46875	85.0%	2.0%	13.0%
Thereafter	Above $0.46875	75.0%	2.0%	23.0%

Following the IDR elimination, 98.0% of the available cash is distributed to the common unitholders and 2.0% is distributed to the general partner. The updated earnings allocation applies to the Partnership’s earnings for the three months ended June 30, 2019 and onwards (Note 16).

7. Borrowings

	December 31, 2018	June 30, 2019
Amounts due within one year	446,144	110,937
Less: unamortized deferred loan issuance costs	(5,755)	(5,397)
Borrowings – current portion	440,389	105,540
Amounts due after one year	939,682	1,306,817
Less: unamortized deferred loan issuance costs	(14,271)	(15,848)
Borrowings – non-current portion	925,411	1,290,969
Total	1,365,800	1,396,509

The main terms of the bank loan facilities and the Sponsor Credit Facility have been disclosed in the annual consolidated financial statements for the year ended December 31, 2018. Refer to Note 6 “Borrowings”.

On February 20, 2019, GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd., GAS-seventeen Ltd., GasLog Partners and GasLog Partners Holdings LLC entered into a loan agreement with Credit Suisse AG, Nordea Bank Abp, filial i Norge and Iyo Bank Ltd., Singapore Branch, each an original lender and Nordea acting as security agent and trustee for and on behalf of the other finance parties mentioned above, for a credit facility for up to $450,000 (the “2019 Partnership Facility”) for the purpose of refinancing in full the existing facility agreement dated November 12, 2014 (the “Existing Partnership Facility”). Subsequently, on the same date, the Development Bank of Japan, Inc. entered the facility as lender via transfer certificate. The vessels covered by the 2019 Partnership Facility are the GasLog Shanghai, the GasLog Santiago, the GasLog Sydney, the Methane Rita Andrea and the Methane Jane Elizabeth.

The agreement provides for an amortizing revolving credit facility which can be repaid and redrawn at any time, subject to the outstanding amount immediately after any drawdown not exceeding (i) 75% of the aggregate of the market values of all vessels under the agreement, or (ii) the total facility amount. The total facility amount reduces in 20 equal quarterly amounts of $7,357, with a final balloon amount of up to $302,860, together with the last quarterly reduction in February 2024. The credit facility bears interest at London Interbank Offered Rate (“LIBOR”) plus a margin.

The obligations under the 2019 Partnership Facility are secured by a first priority mortgage over the vessels, a pledge of the share capital of the respective vessel-owning companies and a first priority assignment of earnings related to the vessels (excluding the GasLog Shanghai), including charter revenue, management revenue and any insurance and requisition compensation. The obligations under the facility are guaranteed by the Partnership and GasLog Partners Holdings LLC.

The 2019 Partnership Facility is subject to specified financial covenants that apply to GasLog Partners on a consolidated basis. These financial covenants include the following:

-                    the aggregate amount of cash and cash equivalents, short-term investments and available undrawn facilities with remaining maturities of at least six months must be at least $45,000;

-                    total indebtedness divided by total assets must be less than 65.0%; and

-                    the Partnership is permitted to declare or pay any dividends or distributions, subject to no event of default having occurred or occurring as a consequence of the payment of such dividends or distributions.

The 2019 Partnership Facility contains customary events of default, including non-payment of principal or interest, breach of covenants or material inaccuracy of representations, default under other material indebtedness and bankruptcy as well as an event of default in the event of the cancellation, rescission, frustration or withdrawal of a charter agreement prior to its scheduled expiration, if certain prepayment and security provisions are not met. In addition, the 2019 Partnership Facility contains covenants requiring us and certain of our subsidiaries to maintain the aggregate of (i) the market value, on a charter exclusive basis, of the mortgaged vessel or vessels and (ii) the market value of any additional security provided to the lenders, at a total value not less than 120.0% of the then-outstanding amount under the facility. If GasLog Partners fails to comply with these covenants and is not able to obtain covenant waivers or modifications, its lenders could require it to make prepayments or provide additional collateral sufficient to bring it into compliance with such covenants, and if it fails to do so its lenders could accelerate our indebtedness.

The 2019 Partnership Facility also imposes certain restrictions relating to the Partnership, including restrictions that limit its ability to make any substantial change in the nature of its business or to the partnership structure without approval from the lenders.

On March 6, 2019, the Partnership drew down $360,000 under the 2019 Partnership Facility, out of which $354,375 was used to prepay the outstanding debt of GAS-three Ltd., GAS-four Ltd., GAS-five Ltd., GAS-sixteen Ltd. and GAS-seventeen Ltd., which would have been due in November 2019. On March 7, 2019, the Existing Partnership Facility was terminated and the respective unamortized loan fees of $988 were written-off to profit or loss. On April 1, 2019, the Partnership drew down an additional $75,000 under the 2019 Partnership Facility.

GAS-twelve Ltd. Facility

Following the acquisition of GAS-twelve Ltd., the Partnership assumed $134,107 of outstanding indebtedness of the acquired entity under a debt financing agreement dated October 16, 2015 with 14 international banks, with Citibank N.A. London Branch and Nordea Bank AB, London Branch acting as agents on behalf of the other financing parties. The financing was backed by the Export Import Bank of Korea (“KEXIM”) and the Korea Trade Insurance Corporation (“K-Sure”), who were either directly lending or providing cover for over 60% of the facility.

The loan agreement with respect to the GasLog Glasgow provided for four tranches of $51,257, $25,615, $24,991 and $61,104. Under the terms of the agreement, each drawing under the first three tranches will be repaid in 24 consecutive semi-annual equal installments commencing six months after draw down, according to a 12-year profile. Each drawing under the fourth tranche will be repaid in 20 consecutive semi-annual equal installments commencing six months after draw down according to a 20-year profile, with a balloon payment together with the final installment. On June 24, 2016, $162,967 was drawn down to partially finance the delivery of the GasLog Glasgow. Amounts drawn per tranche bear interest at LIBOR plus a margin.

The obligations under the aforementioned facility are secured by a first priority mortgage over the GasLog Glasgow, a pledge of the share capital of the vessel-owning company and a first priority assignment of earnings related to the GasLog Glasgow, including charter revenue, management revenue and any insurance and requisition compensation. Obligations under the facility are guaranteed by GasLog, with the Partnership and its subsidiary GasLog Partners Holdings LLC guaranteeing up to the value of the commitments relating to the GasLog Glasgow. The facility includes customary restrictive covenants and, among other restrictions, a fair market value covenant pursuant to which an event of default could occur under the facility if the aggregate fair market value of the collateral vessel (without taking into account any charter arrangements) were to fall below 120% of the aggregate outstanding principal balance.

GasLog, as corporate guarantor for the aforementioned facility, is also subject to specified financial covenants on a consolidated basis. The financial covenants include the following:

-      net working capital (excluding the current portion of long-term debt) must be not less than $0;

-      total indebtedness divided by total assets must not exceed 75.0%;

-      the ratio of EBITDA over debt service obligations (including interest and debt repayments) on a trailing 12-month basis must be not less than 110.0%;

-      the aggregate amount of all unencumbered cash and cash equivalents must be not less than the higher of 3% of total indebtedness or $50,000 after the first drawdown;

-      GasLog is permitted to pay dividends, provided that it holds unencumbered cash and cash equivalents equal to at least 4.0% of its total indebtedness subject to no event of default having occurred or occurring as a consequence of the payment of such dividends; and

-      the market value adjusted net worth of GasLog must at all times be not less than $350,000.

GasLog was in compliance with the above financial covenants as of June 30, 2019. Any failure by GasLog to comply with these financial covenants would permit the lenders under this credit facility to exercise remedies as secured creditors which, if such a default was to occur, could include foreclosing on the GasLog Glasgow.

The credit facility also imposes certain restrictions relating to GasLog, including restrictions that limit its ability to make any substantial change in the nature of its business or to engage in transactions that would constitute a change of control, as defined in the relevant credit facility, without repaying all of its indebtedness in full, or to allow its largest shareholders to reduce their shareholding in GasLog below specified thresholds.

GasLog Partners was in compliance with its financial covenants as of June 30, 2019.

8. Other Payables and Accruals

An analysis of other payables and accruals is as follows:

	December 31, 2018	June 30, 2019
Unearned revenue	26,684	—
Accrued legal and professional fees	679	864
Accrued crew costs	2,064	1,779
Accrued off-hire	3,108	3,150
Accrued payable to charterers	610	549
Accrued purchases	10,411	2,154
Accrued interest	14,402	13,953
Accrued board of directors’ fees	198	253
Accrued financing cost	101	420
Accrued cash distributions	277	242
Other payables and accruals	2,137	1,662
Total	60,671	25,026

As of December 31, 2018, the unearned revenue of $26,684 represented monthly charter hires received in advance relating to January 2019. As of June 30, 2019, the balance was nil since the relevant hires were received on or after July 1, 2019.

9. Revenues

The Partnership has recognized the following amounts relating to revenues:

	For the three months ended		For the six months ended
	June 30, 2018	June 30, 2019	June 30, 2018	June 30, 2019
Revenues from time charters	90,569	90,509	189,905	180,696
Revenues from the Cool Pool	1,516	1,296	1,516	4,994
Total	92,085	91,805	191,421	185,690

Revenues from the Cool Pool relate only to the pool revenues received from a GasLog Partners vessel operating in the Cool Pool and do not include the Net pool allocation to GasLog Partners of a gain of $1,024 and $1,058 for the three and six months ended June 30, 2019, respectively ($357 loss for the three and six months ended June 30, 2018).

On June 23, 2019, the GasLog Shanghai exited the pool following a termination agreement dated June 6, 2019 that GasLog entered into with the Cool Pool and Golar in order to assume commercial control of GasLog’s and GasLog Partners’ vessels operating in the spot market.

10. General and Administrative Expenses

An analysis of general and administrative expenses is as follows:

	For the three months ended		For the six months ended
	June 30, 2018	June 30, 2019	June 30, 2018	June 30, 2019
Administrative services fees (Note 3)	2,581	2,279	5,016	4,406
Commercial management fees (Note 3)	1,350	1,350	2,700	2,700
Share-based compensation (Note 17)	263	247	498	509
Other expenses	700	865	1,572	1,820
Total	4,894	4,741	9,786	9,435

11. Vessel Operating Costs

An analysis of vessel operating costs is as follows:

	For the three months ended		For the six months ended
	June 30, 2018	June 30, 2019	June 30, 2018	June 30, 2019
Crew costs	9,431	9,178	19,418	18,273
Technical maintenance expenses	3,691	4,800	8,559	9,697
Other operating expenses	5,086	4,570	10,356	9,209
Total	18,208	18,548	38,333	37,179

12. Derivative Financial Instruments

The fair value of the derivative assets is as follows:

	December 31, 2018	June 30, 2019
Derivative assets carried at fair value through profit or loss (FVTPL)
Interest rate swaps	9,731	1,391
Total	9,731	1,391
Derivative financial instruments, current asset	4,615	1,391
Derivative financial instruments, non-current asset	5,116	—
Total	9,731	1,391

The fair value of the derivative liabilities is as follows:

	December 31, 2018	June 30, 2019
Derivative liabilities carried at fair value through profit or loss (FVTPL)
Interest rate swaps	4,218	10,487
Forward foreign exchange contracts	578	222
Total	4,796	10,709
Derivative financial instruments, current liability	1,253	2,183
Derivative financial instruments, non-current liability	3,543	8,526
Total	4,796	10,709

Interest rate swap agreements

The Partnership enters into interest rate swap agreements which convert the floating interest rate exposure into a fixed interest rate in order to hedge a portion of the Partnership’s exposure to fluctuations in prevailing market interest rates. Under the interest rate swaps, the counterparty effects quarterly floating-rate payments to the Partnership for the notional amount based on the three-month U.S. dollar LIBOR, and the Partnership effects quarterly payments to the counterparty on the notional amount at the respective fixed rates.

Interest rate swaps held for trading

The principal terms of the interest rate swaps held for trading were as follows:

						Notional Amount
Company	Counterparty	Trade Date	Effective Date	Termination Date	Fixed Interest Rate	December 31, 2018	June 30, 2019
GasLog Partners	GasLog	Nov 2016	Nov 2016	July 2020	1.54%	130,000	130,000
GasLog Partners	GasLog	Nov 2016	Nov 2016	July 2021	1.63%	130,000	130,000
GasLog Partners	GasLog	Nov 2016	Nov 2016	July 2022	1.72%	130,000	130,000

GasLog Partners	GasLog	July 2017	July 2017	June 2022	2.19%	80,000	80,000
GasLog Partners	GasLog	May 2018	May 2018	April 2023	3.15%	80,000	80,000
GasLog Partners	GasLog	Dec 2018	Jan 2019	Jan 2024	3.14%	N/A	75,000
					Total	550,000	625,000

The derivative instruments listed above were not designated as cash flow hedging instruments as of June 30, 2019. The change in the fair value of the interest rate swaps for the three and six months ended June 30, 2019 amounted to a loss of $9,112 and $14,609, respectively (for the three and six months ended June 30, 2018, a gain of $1,187 and $7,557, respectively), which was recognized in profit or loss in the period incurred and is included in Gain/(loss) on derivatives. During the three and six months ended June 30, 2019, the loss of $9,112 and $14,609, respectively (Note 13) was attributable to changes in the LIBOR yield curve, which was used to calculate the present value of the estimated future cash flows, resulting in a decrease in net derivative assets from interest rate swaps held for trading.

Forward foreign exchange contracts

The Partnership uses non-deliverable forward foreign exchange contracts to mitigate foreign exchange transaction exposures in Euros (“EUR”). Under these non-deliverable forward foreign exchange contracts, the counterparties (GasLog and the Partnership) settle the difference between the fixed exchange rate and the prevailing rate on the agreed notional amounts on the respective settlement dates. All forward foreign exchange contracts are considered by management to be part of economic hedge arrangements but have not been formally designated as such.

Forward foreign exchange contracts held for trading

The principal terms of the forward foreign exchange contracts held for trading are as follows:

Company	Counterparty	Trade Date	Settlement Date	Fixed Exchange Rate (USD/EUR)	Notional Amount
GasLog Partners	GasLog	August 2018	July 2019	1.1738	€2,000
GasLog Partners	GasLog	August 2018	Aug 2019	1.1772	€2,000
GasLog Partners	GasLog	August 2018	Sept 2019	1.1809	€2,000
				Total	€6,000

The derivative instruments listed above were not designated as cash flow hedging instruments as of June 30, 2019. The change in the fair value of these contracts for the three and six months ended June 30, 2019 amounted to a gain of $466 and $356, respectively (a loss of $186 for the three and six months ended June 30, 2018), which was recognized in profit or loss in the period incurred and is included in Gain/(loss) on derivatives (Note 13).

13. Financial Costs and Gain/(loss) on Derivatives

An analysis of financial costs is as follows:

	For the three months ended		For the six months ended
	June 30, 2018	June 30, 2019	June 30, 2018	June 30, 2019
Amortization and write-off of deferred loan issuance costs	1,615	1,422	4,256	3,959
Interest expense on loans	15,786	16,842	30,860	33,433
Lease expense	—	15	—	31
Commitment fees	135	157	268	457
Other financial costs including bank commissions	185	48	259	236
Total financial costs	17,721	18,484	35,643	38,116

An analysis of gain/loss on derivatives is as follows:

	For the three months ended		For the six months ended
	June 30, 2018	June 30, 2019	June 30, 2018	June 30, 2019
Unrealized (gain)/loss on interest rate swaps held for trading (Note 12)	(1,187)	9,112	(7,557)	14,609
Unrealized loss/(gain) on forward foreign exchange contracts held for trading (Note 12)	186	(466)	186	(356)
Realized gain on interest rate swaps held for trading	(587)	(831)	(544)	(1,928)
Realized loss on forward foreign exchange contracts held for trading	—	451	—	818
Total (gain)/loss on derivatives	(1,588)	8,266	(7,915)	13,143

14. Cash Flow Reconciliations

The reconciliations of the Partnership’s non-cash investing and financing activities for the six months ended June 30, 2018 and June 30, 2019 are presented in the following tables:

A reconciliation of borrowings arising from financing activities is as follows:

	Opening balance	Cash flows	Non-cash items	Total
Borrowings outstanding as of January 1, 2018	1,541,836	—	—	1,541,836
Borrowings repayments	—	(129,072)	—	(129,072)
Additions in deferred loan fees	—	(68)	—	(68)
Amortization and write-off of deferred loan issuance costs (Note 13)	—	—	4,256	4,256
Borrowings outstanding as of June 30, 2018	1,541,836	(129,140)	4,256	1,416,952

	Opening balance	Cash flows	Non-cash items	Deferred financing costs, assets	Total
Borrowings outstanding as of January 1, 2019	1,365,800	—	—	—	1,365,800
Borrowings drawdowns	—	435,000	—	—	435,000
Borrowings repayments	—	(403,072)	—	—	(403,072)
Additions in deferred loan fees	—	(4,972)	(156)	(50)	(5,178)
Amortization and write-off of deferred loan issuance costs (Note 13)	—	—	3,959	—	3,959
Borrowings outstanding as of June 30, 2019	1,365,800	26,956	3,803	(50)	1,396,509

A reconciliation of derivatives arising from financing activities is as follows:

	Opening balance	Non-cash items	Total
Net derivative assets as of January 1, 2018	6,346	—	6,346
Unrealized gain on interest rate swaps held for trading (Note 13)	—	7,557	7,557
Unrealized loss on forward foreign exchange contracts held for trading (Note 13)	—	(186)	(186)
Net derivative assets as of June 30, 2018	6,346	7,371	13,717

	Opening balance	Non-cash items	Total
Net derivative assets as of January 1, 2019	4,935	—	4,935
Unrealized loss on interest rate swaps held for trading (Note 13)	—	(14,609)	(14,609)
Unrealized gain on forward foreign exchange contracts held for trading (Note 13)	—	356	356
Net derivative liabilities as of June 30, 2019	4,935	(14,253)	(9,318)

A reconciliation of vessels arising from investing activities is as follows:

	Opening balance	Cash flows	Non-cash items	Total
Vessels as of January 1, 2018	2,563,122	—	—	2,563,122
Additions	—	13,613	14,872	28,485
Depreciation expense	—	—	(43,325)	(43,325)
Vessels as of June 30, 2018	2,563,122	13,613	(28,453)	2,548,282

	Opening balance	Cash flows	Non-cash items	Total
Vessels as of January 1, 2019	2,509,283	—	—	2,509,283
Additions (Note 4)	—	6,737	(4,167)	2,570
Return of capital expenditures (Note 4)	—	(4,021)	—	(4,021)
Depreciation expense (Note 4)	—	—	(43,734)	(43,734)
Vessels as of June 30, 2019	2,509,283	2,716	(47,901)	2,464,098

A reconciliation of lease liabilities arising from financing activities is as follows:

	Opening balance	Cash flows	Non-cash items	Total
Lease liabilities as of January 1, 2019	1,393	—	—	1,393
Lease expense (Note 5)	—	—	31	31

Payments for interest	—	(28)	—	(28)
Payments for lease liabilities	—	(247)	(26)	(273)
Lease liabilities as of June 30, 2019	1,393	(275)	5	1,123

A reconciliation of equity offerings arising from financing activities is as follows:

	Cash flows	Non-cash items	Total
Proceeds from public offerings and issuances of common and general partner units (net of underwriting discounts and commissions)	960	—	960
Proceeds from public offering of preference units (net of underwriting discounts and commissions)	111,544	—	111,544
Equity offering costs	(662)	276	(386)
Net proceeds from equity offerings in the six months ended June 30, 2018	111,842	276	112,118

	Cash flows	Non-cash items	Total
Equity related costs	(890)	401	(489)
Proceeds from issuances of general partner units	1,996	—	1,996
Net proceeds from equity offerings in the six months ended June 30, 2019	1,106	401	1,507

15. Cash Distributions

On January 29, 2019, the board of directors of the Partnership approved and declared a quarterly cash distribution, with respect to the quarter ended December 31, 2018, of $0.55 per common unit. The cash distribution of $26,929 was paid on February 13, 2019 to all unitholders of record as of February 8, 2019.

On February 22, 2019, the board of directors of the Partnership approved and declared a distribution on the Series A Preference Units of $0.5390625 per preference unit, a distribution on the Series B Preference Units of $0.5125 per preference unit and a distribution on the Series C Preference Units of $0.7083 per preference unit. The aggregate cash distributions of $8,290 were paid on March 15, 2019 to all unitholders of record as of March 8, 2019.

On April 24, 2019, the board of directors of the Partnership approved and declared a quarterly cash distribution, with respect to the quarter ended March 31, 2019, of $0.55 per common unit. The cash distribution of $26,911 was paid on May 10, 2019 to all unitholders of record as of May 6, 2019.

On May 10, 2019, the board of directors of the Partnership approved and declared a distribution on the Series A Preference Units of $0.5390625 per preference unit, a distribution on the Series B Preference Units of $0.5125 per preference unit and a distribution on the Series C Preference Units of $0.53125 per preference unit. The aggregate cash distributions of $7,582 were paid on June 17, 2019 to all unitholders of record as of June 10, 2019.

16. Earnings per Unit (“EPU”)

The Partnership calculates earnings per unit by allocating reported profit for each period to each class of units based on the distribution policy for available cash stated in the Partnership Agreement.

Basic earnings per unit is determined by dividing profit for the period, after deducting preference unit distributions, by the weighted average number of units outstanding during the period. Diluted earnings per unit is calculated by dividing the profit of the period attributable to common unitholders by the weighted average number of potential ordinary common units assumed to have been converted into common units, unless such potential ordinary common units have an antidilutive effect.

Earnings per unit is presented for the period in which the units were outstanding, with earnings calculated as follows:

	For the three months ended		For the six months ended
	June 30, 2018	June 30, 2019	June 30, 2018	June 30, 2019
Profit for the period	29,602	19,143	69,958	42,159
Less:
Profit attributable to GasLog’s operations*	(6,701)	—	(15,055)	(2,650)
Partnership’s profit	22,901	19,143	54,903	39,509
Adjustment for:
Paid and accrued preference unit distributions	(5,457)	(7,582)	(10,495)	(15,164)
Partnership’s profit attributable to:	17,444	11,561	44,408	24,345
Common unitholders	17,095	11,329	41,152	23,858
General partner	349	232	888	487
Incentive distribution rights**	—	N/A	2,368	—
Weighted average number of units outstanding (basic)
Common units	42,363,252	45,300,760	41,686,447	45,374,467
General partner units	864,381	930,387	850,656	928,967
Earnings per unit (basic)

Common unitholders	0.40	0.25	0.99	0.53
General partner	0.40	0.25	1.04	0.52
Weighted average number of units outstanding (diluted)
Common units***	42,422,462	45,350,113	41,792,558	45,443,822
General partner units	864,381	930,387	850,656	928,967
Earnings per unit (diluted)
Common unitholders	0.40	0.25	0.98	0.52
General partner	0.40	0.25	1.04	0.52

* Includes the aggregate profit of GAS-fourteen Ltd. and GAS-twenty seven Ltd. for the period prior to their transfers to the Partnership on April 26, 2018 and November 14, 2018, respectively. While such amounts are reflected in the Partnership’s financial statements because the transfers to the Partnership were accounted for as reorganizations of entities under common control (Note 1), the aforementioned entities were not owned by the Partnership prior to their transfers to the Partnership on the respective dates and accordingly the Partnership was not entitled to the cash or results generated in the periods prior to such transfers.

** The IDRs were eliminated on June 30, 2019 (Note 6). Until their elimination, they represented the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. GasLog held the incentive distribution rights following completion of the Partnership’s IPO. Based on the nature of such right, earnings attributable to IDRs could not be allocated on a per unit basis.

***Includes unvested awards (Note 17).

The 2,490,000 Class B units were issued on June 30, 2019 and will be included in the weighted average number of units outstanding for the calculation of diluted EPU from July 1, 2019 and onwards. They will become eligible for conversion on a one-for-one basis into common units at GasLog’s option in six tranches of 415,000 units per annum on July 1 of 2020, 2021, 2022, 2023, 2024 and 2025; as a result, they will not have an impact on the calculation of basic EPU until conversion.

17. Share-based Compensation

The terms of the 2015 Long-Term Incentive Plan (the “2015 Plan”) and the assumptions for the valuation of Restricted Common Units (“RCUs”) and Performance Common Units (“PCUs”) have been disclosed in Note 20 “Share-Based Compensation” in the annual audited consolidated financial statements for the year ended December 31, 2018.

On April 1, 2019, the Partnership granted to its executives 13,408 RCUs and 13,408 PCUs in accordance with its 2015 Plan. The RCUs and PCUs will vest on April 1, 2022. The holders are entitled to cash distributions that will be accrued and settled on vesting.

			Fair value at
Awards	Number	Grant date	grant date
RCUs	13,408	April 1, 2019	$22.99
PCUs	13,408	April 1, 2019	$22.99

In accordance with the terms of the 2015 Plan, the awards will be settled in cash or in common units at the sole discretion of the board of directors or such committee as may be designated by the board to administer the 2015 Plan. These awards have been treated as equity settled because the Partnership has no present obligation to settle them in cash.

Fair value

The fair value of the RCUs and PCUs in accordance with the Plan was determined by using the grant date closing price of $22.99 per common unit and was not further adjusted since the holders are entitled to cash distributions.

Movement in RCUs and PCUs during the period

The summary of RCUs and PCUs is presented below:

		Weighted
	Number of	average	Aggregate
	awards	contractual life	fair value
RCUs
Outstanding as of January 1, 2019	75,084	1.25	1,595
Granted during the period	13,408	—	308
Vested during the period	(24,925)	—	(410)
Outstanding as of June 30, 2019	63,567	1.57	1,493
PCUs
Outstanding as of January 1, 2019	75,084	1.25	1,595
Granted during the period	13,408	—	308
Vested during the period	(24,925)	—	(410)

Outstanding as of June 30, 2019	63,567	1.57	1,493

On April 2, 2019, 24,925 RCUs and 24,925 PCUs vested under the Partnership’s 2015 Plan. The total expense recognized in respect of equity-settled employee benefits for the three and six months ended June 30, 2019 was $247 and $509, respectively (for the three and six months ended June 30, 2018: $263 and $498, respectively). The total accrued cash distribution as of June 30, 2019 is $389 (December 31, 2018: $542).

18. Commitments and Contingencies

Future gross minimum lease payments receivable in relation to non-cancellable time charter agreements for vessels in operation as of June 30, 2019 are as follows (30 off-hire days are assumed when each vessel will undergo scheduled dry-docking; in addition, early redelivery of the vessels by the charterers or any exercise of the charterers’ options to extend the terms of the charters are not accounted for):

Period	June 30, 2019
Not later than one year	267,606
Later than one year and not later than two years	185,730
Later than two years and not later than three years	128,965
Later than three years and not later than four years	122,494
Later than four years and not later than five years	81,784
More than five years	90,099
Total	876,678

In April and May 2017, GasLog LNG Services entered into agreements in relation to investments in certain of the Partnership’s and GasLog’s vessels, with the aim of enhancing their operational performance. Commitments relating to these agreements for the Partnership are as follows:

Period	June 30, 2019
Not later than one year	1,511
Total	1,511

Following the acquisition of (i) the Methane Rita Andrea and the Methane Jane Elizabeth and (ii) the Methane Alison Victoria, the Methane Shirley Elisabeth and the Methane Heather Sally, the Partnership, through its subsidiaries (i) GAS-sixteen Ltd. and GAS-seventeen Ltd. and (ii) GAS-nineteen Ltd., GAS-twenty Ltd. and GAS-twenty one Ltd., respectively, is counter guarantor for the acquisition from BG Group plc of 83.3% of depot spares with an aggregate value of $6,000, of which $660 have been purchased and paid as of June 30, 2019 by GasLog. These spares should be acquired before March 31, 2020.

In September 2017 and July 2018, GasLog LNG Services entered into maintenance agreements with Wartsila Greece S.A. in respect of eight of the Partnership’s LNG carriers. The agreements ensure dynamic maintenance planning, technical support, security of spare parts supply, specialist technical personnel and performance monitoring.

In March 2019, GasLog LNG Services entered into an agreement with Samsung Heavy Industries Co., Ltd. (“Samsung”) in respect of eleven of the Partnership’s LNG carriers. The agreement covers the supply of ballast water management systems on board the vessels by Samsung and associated field, commissioning and engineering services for a firm period of six years.

Various claims, suits and complaints, including those involving government regulations, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, environmental claims, agents and insurers and from claims with suppliers relating to the operations of the Partnership’s vessels. Currently, management is not aware of any such claims or contingent liabilities requiring disclosure in the consolidated financial statements.

19. Subsequent Events

On July 1, 2019 and July 2, 2019, GasLog Partners repurchased, and subsequently cancelled, an additional 65,190 common units at a weighted average price of $21.20 per unit for a total amount of $1,383 under its unit repurchase programme.

On July 24, 2019, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.55 per common unit for the quarter ended June 30, 2019. The cash distribution is payable on August 9, 2019 to all unitholders of record as of August 5, 2019. The aggregate amount of the declared distribution will be $26,689 based on the number of units issued and outstanding as of June 30, 2019.

On July 24, 2019, the board of directors of GasLog Partners approved and declared a distribution on the Series A Preference Units of $0.5390625 per preference unit, a distribution on the Series B Preference Units of $0.5125 per preference unit and a distribution on the Series C Preference Units of $0.53125 per preference unit. The cash distributions are payable on September 16, 2019 to all unitholders of record as of September 9, 2019.

APPENDIX A

Supplemental Non-GAAP Partnership Performance Information and Reconciliation Tables

Our IFRS Common Control Reported Results are derived from the consolidated financial statements of the Partnership. The non-GAAP Partnership Performance Results presented below exclude amounts related to GAS-fourteen Ltd., the owner of the GasLog Gibraltar, GAS-twenty seven Ltd., the owner of the Methane Becki Anne, and GAS-twelve Ltd., the owner of the GasLog Glasgow, for the periods prior to their transfers to the Partnership on April 26, 2018, November 14, 2018 and April 1, 2019, respectively. While such amounts are reflected in the Partnership’s unaudited condensed consolidated financial statements because the transfers to the Partnership were accounted for as reorganizations of entities under common control under IFRS, the aforementioned entities were not owned by the Partnership prior to their respective transfers to the Partnership on April 26, 2018, November 14, 2018, and April 1, 2019, respectively, and, accordingly, the Partnership was not entitled to the cash or results generated in the periods prior to such transfers. The Partnership believes these measures provide meaningful supplemental information to both management and investors regarding the financial and operating performance of the Partnership which is necessary to understand the underlying basis for the calculations of the quarterly distribution and the earnings per unit, which similarly exclude the results of vessels acquired prior to their transfers to the Partnership.

Amounts reflected in the Partnership’s unaudited condensed consolidated financial statements for the three months ended June 30, 2019 are fully attributable to the Partnership. The Partnership Performance Results reported in the second quarter of 2019 are the same as the IFRS Common Control Reported Results for the respective period since the acquisition of the GasLog Glasgow from GasLog was completed on April 1, 2019.

These non-GAAP financial measures should not be viewed in isolation or as substitutes to the equivalent GAAP measures presented in accordance with IFRS, but should be used in conjunction with the most directly comparable IFRS Common Control Reported Results.

	Partnership Performance Results
(All amounts expressed in thousands of U.S. dollars)	For the three months ended		For the six months ended

	June 30, 2018	June 30, 2019	June 30, 2018	June 30, 2019
Revenues	74,909	91,805	151,970	178,130
Net pool allocation	(357)	1,024	(357)	1,058
Voyage expenses and commissions	(1,511)	(2,037)	(2,566)	(3,779)
Vessel operating costs	(15,110)	(18,548)	(30,701)	(35,666)
Depreciation	(17,974)	(22,137)	(34,760)	(42,517)
General and administrative expenses	(4,671)	(4,741)	(9,256)	(9,339)
Profit from operations	35,286	45,366	74,330	87,887
Financial costs	(14,552)	(18,484)	(28,440)	(36,386)
Financial income	579	527	1,098	1,151
Gain/(loss) on derivatives	1,588	(8,266)	7,915	(13,143)
Total other expenses, net	(12,385)	(26,223)	(19,427)	(48,378)
Partnership’s profit for the period	22,901	19,143	54,903	39,509

Reconciliation of IFRS Common Control Reported Results in our Financial Statements to Partnership Performance Results:

	For the three months ended June 30, 2018

(All amounts expressed in thousands of U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	17,176	74,909	92,085
Net pool allocation	—	(357)	(357)
Voyage expenses and commissions	(214)	(1,511)	(1,725)
Vessel operating costs	(3,098)	(15,110)	(18,208)
Depreciation	(3,784)	(17,974)	(21,758)
General and administrative expenses	(223)	(4,671)	(4,894)
Profit from operations	9,857	35,286	45,143
Financial costs	(3,169)	(14,552)	(17,721)
Financial income	13	579	592
Gain on derivatives	—	1,588	1,588
Total other expenses, net	(3,156)	(12,385)	(15,541)
Profit for the period	6,701	22,901	29,602

A-1

	For the three months ended June 30, 2019

(All amounts expressed in thousands of U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	—	91,805	91,805
Net pool allocation	—	1,024	1,024
Voyage expenses and commissions	—	(2,037)	(2,037)
Vessel operating costs	—	(18,548)	(18,548)
Depreciation	—	(22,137)	(22,137)
General and administrative expenses	—	(4,741)	(4,741)
Profit from operations	—	45,366	45,366
Financial costs	—	(18,484)	(18,484)
Financial income	—	527	527
Loss on derivatives	—	(8,266)	(8,266)
Total other expenses, net	—	(26,223)	(26,223)
Profit for the period	—	19,143	19,143

	For the six months ended June 30, 2018

(All amounts expressed in thousands of U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	39,451	151,970	191,421
Net pool allocation	—	(357)	(357)
Voyage expenses and commissions	(493)	(2,566)	(3,059)
Vessel operating costs	(7,632)	(30,701)	(38,333)
Depreciation	(8,565)	(34,760)	(43,325)
General and administrative expenses	(530)	(9,256)	(9,786)
Profit from operations	22,231	74,330	96,561
Financial costs	(7,203)	(28,440)	(35,643)
Financial income	27	1,098	1,125
Gain on derivatives	—	7,915	7,915
Total other expenses, net	(7,176)	(19,427)	(26,603)
Profit for the period	15,055	54,903	69,958

	For the six months ended June 30, 2019

(All amounts expressed in thousands of U.S. dollars)	Results attributable to GasLog	Partnership Performance Results	IFRS Common Control Reported Results
Revenues	7,560	178,130	185,690
Net pool allocation	—	1,058	1,058
Voyage expenses and commissions	(95)	(3,779)	(3,874)
Vessel operating costs	(1,513)	(35,666)	(37,179)
Depreciation	(1,490)	(42,517)	(44,007)
General and administrative expenses	(96)	(9,339)	(9,435)
Profit from operations	4,366	87,887	92,253
Financial costs	(1,730)	(36,386)	(38,116)
Financial income	14	1,151	1,165
Loss on derivatives	—	(13,143)	(13,143)
Total other expenses, net	(1,716)	(48,378)	(50,094)
Profit for the period	2,650	39,509	42,159

A-2